2005 annual report

ASPECT™ MEDICAL SYSTEMS INC

Dear stockholders:

Throughout Aspect's nearly 20 year history, our confidence in the value of brain monitoring and Aspect's ability to develop practical brain monitoring technologies that improve patient care has not diminished. Our performance in 2005 reaffirms our confidence, and has strengthened our position of leadership in this burgeoning field.

Aspect's commitment to cutting-edge clinical research and product development has produced some of the most innovative, advanced and reliable brain monitoring technologies available today. We formed a strategic alliance that supports our vision of the future for our technology that we believe could yield significant improvements in the early detection, diagnosis and treatment of a variety of neurological ailments. Our BIS technology is now backed by experience in more than 15 million clinical cases and we have forged successful collaborations with medical professionals and leading manufacturers of patient monitoring systems to ensure our BIS products reach the broadest spectrum of healthcare providers. There is growing recognition throughout the healthcare community of the vital role brain monitoring can play throughout the continuum of patient care wherever anesthesia or sedation is required. Brain monitoring, once viewed with skepticism in the anesthesia community, is now widely recognized as a critical tool that can assist clinicians in improving the quality of patient care and ensure greater patient safety.

Leadership and growing clinical acceptance

Marking a significant milestone in 2005, the American Society of Anesthesiologists (ASA) issued a "Practice Advisory for Intraoperative Awareness and Brain Function Monitoring." We believe that this document, combined with the Sentinel Event Alert on anesthesia awareness issued by the Joint Commission on Accreditation of Healthcare Organizations (JCAHO) in 2004, represents a turning point in our efforts to establish the value of BIS technology.

Awareness, a complication that occurs when patients do not receive enough anesthesia to remain unconscious, can be a traumatic experience with potentially severe adverse consequences affecting 20,000 to 40,000 people each year in the United States alone. The ASA advisory acknowledges awareness as an important clinical problem, encourages anesthesia providers to assess the risk of awareness for each patient, and suggests that anesthesiologists carefully consider the use of brain function monitoring, on a case-by-case basis, as a tool to assist them in preventing awareness. The advisory also documents that BIS is the only brain monitoring technology or clinical intervention that has been shown in large scale, prospective clinical trials to assist anesthesia providers in reducing the incidence of awareness.

The ASA and JCAHO advisories continue to generate market momentum and BIS technology is now available in nearly 50 percent of all operating rooms in the United States. As a result, regional and community standards for adoption and utilization of brain monitoring are beginning to emerge.

Strategic alliance, technological advances and OEM partnerships

New products, strong OEM partnerships and a new neuroscience strategic alliance were also hallmarks of 2005. We continue to work to improve our core products and respond to customer requests to provide a range of brain monitoring options, whether stand-alone monitors, modules that are incorporated into multi-parameter modular monitoring systems, or enhanced features that make our technology simple and easy to use. The BIS VISTA™ monitor was introduced in 2005 and is a full-featured, stand-alone system that runs on the same BISx™ technology platform used by our OEM partners. These advances enable us to provide customers with greater choice about the way they implement BIS monitoring. Moreover, BIS technology remains the only consciousness monitoring solution that has been integrated into the patient monitoring systems of the world's leading manufacturers of monitoring equipment, including Datex-Ohmeda, Datascope, Dixtal, Draeger Medical, GE Healthcare, Nihon Kohden, Philips Medical and Spacelabs Medical.

Finally, while Aspect has been known primarily for our products in anesthesia and sedation, new Aspect technologies have begun to show promise as tools to assist clinicians with the early detection, diagnosis and management of a variety of neurological ailments. In May 2005, these efforts culminated in the establishment of a strategic alliance between Aspect and Boston Scientific Corporation that will focus on depression and Alzheimer's disease. As part of this alliance, Boston Scientific committed $25 million to support our neuroscience research program over the next five years.

Market performance & growth

The growing market acceptance driven by all of these developments was reflected in Aspect's financial performance in 2005:

- Worldwide revenue increased by 39% in 2005
- The worldwide installed base of BIS systems grew to more than 32,200 by the end of the year, an increase of 34% from 2004
- Net income grew to $0.35 per diluted share in 2005, compared with $0.01 per diluted share in 2004

The road ahead

In the near-term – within the next one to three years – our principal goal is to capture as much of the substantial remaining operating room market as possible. We will continue to leverage the attributes of BIS monitoring which differentiate us from our competitors:

- Extensive clinical data that supports the efficacy and clinical utility of BIS monitoring
- Our unique Indication for Use related to awareness
- The JCAHO Sentinel Event Alert
- The ASA Practice Advisory
- Extensive OEM relationships
- Ongoing technical innovation and new products

The publication of ASA's practice advisory in Anesthesiology in April 2006 reinforces the society's commitment to reduce the incidence of preventable awareness. Wide dissemination of the advisory and continuing education and advocacy by the ASA, JCAHO, Aspect and others will be important determinants of the rate at which brain monitoring continues to be adopted. We believe these initiatives collectively reinforce the need for healthcare facilities to make brain monitoring available in every operating room that serves patients at risk for awareness, and will contribute to wider adoption of hospital policies governing access and utilization of brain monitoring technology.

Aspect also plans to continue to invest in studies that explore the full potential of brain monitoring technology. We are funding a multi-center collaborative study that is designed to document the incidence and risk factors for intraoperative awareness in pediatric patients. This study is expected to advance clinical understanding of the effects of anesthetics on this age group and could encourage wider adoption of BIS technology. We are also expanding on clinical research that suggests a relationship between deep anesthesia and long-term patient mortality rates. If excessively deep anesthesia is associated with higher long-term mortality rates and complications, we believe that the case for brain monitoring for all patients undergoing general anesthesia will be even more compelling.

Over the next two to four years we expect to become more focused on penetrating the critical care and procedural sedation markets by supporting the use and applicability of BIS across the continuum of care wherever anesthetics and sedatives are used. Our OEM partners have already been quite successful at placing BIS modules in the critical care setting. As the operating room market begins to demand less of our marketing and sales resources, we plan to increase our investment in market development in critical care and procedural sedation.

Over the long-term – the next three to five years – we will be focused on efforts to launch at least one major new product to address depression or Alzheimer's disease through our neuroscience research program and alliance with Boston Scientific. The Boston Scientific alliance allows us to accelerate the pace of research and development in these areas, both of which represent substantial markets if we are successful at developing effective products. Furthermore, our alliance with Boston Scientific enables us to pursue these programs with minimal impact on our bottom line.

With more than 15 million people experiencing a major depressive episode each year, and nearly 17 percent of adults experiencing major depression in their lifetime, the opportunity to help clinicians improve the care of patients suffering from depression is significant. Pharmacological treatment of depression is currently a trial-and-error process that often takes weeks to unfold during which adverse side-effects may appear before it can be determined if a treatment will be effective. The ability to predict if a particular anti-depressant therapy is likely to work could save millions of people from needless suffering. Accordingly, the BRITE (Biomarkers for Rapid Identification of Treatment Efficacy) trial is being conducted with nine leading academic centers to evaluate the use of our technology to predict if patients with major depression will respond to specific anti-depressants within one week of commencing treatment. We anticipate that these sites will be recruiting patients over the next 12 months and that results of the study will be available in the second quarter of 2007. We expect to provide an update about our progress in the study toward the end of 2006.

The opportunity to improve quality of life and care for patients suffering from dementia and Alzheimer's disease is also significant. Four and a half million people in the U.S. are living with Alzheimer's and 400,000 new cases are diagnosed each year. Aspect is currently sponsoring several clinical studies to measure changes in cognition over time using our proprietary EEG-based technology, including a longitudinal study of healthy elderly subjects on Cape Cod, and a multi-center study of elderly patients with mild cognitive impairment. We hope that our research and product development efforts will dovetail with promising new therapies for Alzheimer's that may increase in effectiveness with early diagnosis.

In closing

2005 was an important year in Aspect's ongoing evolution. I believe that Aspect is improving the quality of healthcare for millions of people around the world by bringing to market carefully developed, clinically proven, new technologies. In the process, we are also serving our shareholders. I am pleased that 2005 has brought increased profitability, disciplined management of expenses, and consistent, controlled growth. We've entered 2006 with great momentum and a commitment to sustaining this momentum. We expect that 2006 will bring continued advancement of our mission to improve people's lives by helping medical professionals deliver the best possible patient care through innovative brain monitoring technologies.

Sincerely,

Nassib G. Chamoun
President, CEO and Founder

SELECTED CONSOLIDATED FINANCIAL DATA
CONSOLIDATED STATEMENTS OF OPERATIONS DATA *(in thousands, except per share data):*

YEAR ENDED DECEMBER 31,	2005	2004	2003	2002	2001
Product revenue	$ 73,474	$ 54,902	$ 43,476	$ 39,776	$ 35,829
Strategic alliance revenue	3,521	662	615	—	—
Gross profit margin	57,692	42,572	33,193	27,961	23,383
Gross profit margin percentage	74.9%	76.6%	75.3%	70.3%	65.3%
Operating expenses:					
Research and development	10,464	7,470	7,287	7,827	7,467
Sales and marketing	30,388	26,776	25,321	28,449	28,396
General and administrative	10,291	8,946	7,833	7,942	7,803
Total operating expenses	51,143	43,192	40,441	44,218	43,666
Income (loss) from operations	6,549	(620)	(7,248)	(16,257)	(20,283)
Interest income, net	1,926	923	725	956	2,564
Net income (loss)	$ 8,475	$ 303	$ (6,523)	$(15,301)	$(17,719)
Net income (loss) per share:					
Basic	$ 0.39	$ 0.02	$ (0.34)	$ (0.83)	$ (1.01)
Diluted	$ 0.35	$ 0.01	$ (0.34)	$ (0.83)	$ (1.01)
Weighted average shares used in computing net income (loss) per share:					
Basic	21,508	20,142	19,413	18,450	17,614
Diluted	23,921	22,286	19,413	18,450	17,614

CONSOLIDATED BALANCE SHEET DATA *(in thousands):*

AS OF DECEMBER 31,	2005	2004	2003	2002	2001
Cash, cash equivalents, restricted cash and marketable securities	$ 43,773	$ 32,295	$ 31,162	$ 36,865	$ 41,458
Working capital	47,988	34,224	30,680	36,734	41,266
Total assets	87,132	61,690	47,740	54,480	63,369
Long-term debt	—	186	525	1,015	964
Total stockholders' equity	67,423	45,586	30,968	36,797	48,056


Monitor and Module Installed Base (in thousands)
Domestic
International
2001
2002
2003
2004
2005
1 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34


Sensor Shipments (in thousands)
2001
2002
2003
2004
2005
0 500 1k 1.5k 2k 2.5k 3k 3.5k 4k

These selected condensed financial statements should be read in conjunction with the full audited financial statements presented in Aspect's form 10-K, as filed with the Securities and Exchange Commission.

Corporate information

Annual Meeting of Stockholders

All stockholders are welcome to attend our annual meeting, which will be held at 9:00 am on Wednesday, May 24, 2006, at Aspect Medical Systems, Inc., 141 Needham Street, Newton, Massachusetts. We look forward to meeting our stockholders and answering any questions you may have at the meeting.

Forward-Looking Statements

Certain statements made in this Annual Report to stockholders are forward-looking statements that are subject to risks and uncertainties, including statements regarding the Company's near-term and long-term operating plans, strategies and goals. There are a number of important factors that could cause the Company's future performance and results of operations to differ materially from such statements, including without limitation those set forth under the heading, "Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is filed with the Securities and Exchange Commission. These statements should not be relied upon as representing the Company's expectations of beliefs as of any date subsequent to the date of the Annual Report.

Board of Directors

Nassib G. Chamoun
President, Chief Executive Officer, and Founder

J. Breckenridge Eagle
Chairman of the Board of Directors

Boudewijn Bollen
President of International Operations

David W. Feigal, M.D.
Advisor, NDA Partners LLC

Edwin M. Kania, Jr.
Senior Managing Director and Chairman
Flagship Ventures

James J. Mahoney, Jr.
President, The Mahoney Group

Donald R. Stanski, M.D.
Professor of Anesthesia
Stanford University

Executive Officers

Nassib G. Chamoun
President, Chief Executive Officer, and Founder

J. Breckenridge Eagle
Chairman of the Board of Directors

Michael Falvey
Vice President,
Chief Financial Officer and Secretary

Boudewijn Bollen
President of International Operations

John Coolidge
Vice President of Manufacturing Operations

Marc Davidson
Vice President of Engineering

Philip H. Devlin
Vice President and General Manager of Neuroscience

William Floyd
Vice President of Sales and Marketing

Scott D. Kelley, M.D.
Vice President and Medical Director

Paul J. Manberg, Ph.D.
Vice President of Clinical, Regulatory and Quality Assurance

Investor Relations

J. Neal Armstrong
Vice President of Investor Relations

FRB/Weber Shandwick
875 North Michigan Avenue
Chicago, Illinois 60611
312.266.7800

Corporate Counsel

Wilmer Cutler Pickering
Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
617.526.6000

Auditors

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116
617.266.2000

Transfer Agent

Computershare Investor Services
250 Royall Street
Canton, Massachusetts 02021
781.575.2000
www.computershare.com

Corporate Headquarters

Aspect Medical Systems, Inc.
141 Needham Street
Newton, Massachusetts 02464
t: 617.559.7000
f: 617.559.7400
e: bis_info@aspectms.com

International Headquarters

Aspect Medical Systems
International B.V.
Rijnzathe 7d2
3454 PV De Meern
The Netherlands
t: 31.30.662.9140
f: 31.30.662.9150
e: amsint@aspectms.com

Form 10-K

The Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2005, is available free of charge upon written request to Aspect Medical Systems, Inc. Investor Relations Department, 141 Needham Street, Newton, Massachusetts 02464

ASPECT™ MEDICAL SYSTEMS

141 Needham Street
Newton, MA 02464
tel: (617) 559-7000
fax: (617) 559-7400

www.aspectmedical.com

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 0-24663

Aspect Medical Systems, Inc.
(Exact name of Registrant as Specified in Its Charter)

Delaware	**04-2985553**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
141 Needham Street Newton, Massachusetts	**02464-1505**
(Address of Principal Executive Offices)	*(Zip Code)*

(617) 559-7000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered Pursuant to Section 12(g) of the Act:

Common Stock, $0.01 Par Value
(Title Of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant as of July 1, 2005 (based on the closing price as quoted by the Nasdaq National Market as of such date) was $322,138,600. The registrant had 22,382,688 shares of Common Stock, $0.01 par value per share, outstanding as of March 1, 2006.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended December 31, 2005. Portions of such proxy statement are incorporated by reference into Part III of this Form 10-K.

PART I

Item 1. Business.

Overview

Aspect Medical Systems, Inc. was incorporated as a Delaware corporation in 1987. We develop, manufacture and market an anesthesia monitoring system that we call the BIS® system. The BIS system is based on our patented core technology, the Bispectral Index®, which we refer to as the BIS index. The BIS system provides information that allows clinicians to better assess and manage a patient's level of consciousness in the operating room, intensive care and procedural sedation settings and administer the amount of anesthesia or sedation needed by each patient. We developed the BIS system over 10 years, and it is the subject of 21 issued United States patents and 10 pending United States patent applications. Our proprietary BIS system includes our BIS monitor, BIS Module Kit or BISx™ system, which allows original equipment manufacturers to incorporate the BIS index into their monitoring products, and our group of sensor products, which we collectively refer to as BIS Sensors. In January 2005, we introduced our semi-reusable sensor product in the international market, excluding Japan.

As of December 31, 2005, the worldwide installed base of BIS monitors and original equipment manufacturer products was approximately 32,200 units. We estimate that BIS technology is installed in approximately 45% of all domestic operating rooms, and is available in more than 160 countries. We estimate that more than 14.1 million patients worldwide have been monitored using the BIS index during surgery.

Clinical trials and routine clinical use of the BIS system have shown that patient monitoring with the BIS system can result in:

- a reduction in the incidence of unintentional intraoperative awareness with recall,
- a reduction in the amount of anesthetics used,
- faster wake-up from anesthesia,
- less patient time in the operating room and the post-anesthesia care unit following surgery,
- higher rates of outpatients bypassing the post-anesthesia care unit and proceeding to a less costly step-down recovery area directly from the operating room, and
- improvements in the quality of recovery.

We derive our revenue primarily from sales of BIS monitors, our original equipment manufacturer products (including BIS Module Kits and the BISx system) and related accessories, which we collectively refer to as Equipment, and sales of BIS Sensors. We also derive revenue from strategic alliances. In 2005, 2004 and 2003, revenue from the sale of Equipment represented approximately 26%, 28% and 31%, respectively, of our revenue, and revenue from the sale of BIS Sensors represented approximately 69%, 71% and 69%, respectively, of our revenue. In 2005, 2004 and 2003, strategic alliance revenue represented approximately 5%, 1% and 0%, respectively, of our revenue.

We maintain a website with the address *www.aspectmedical.com*. We are not including the information contained on our website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission. We have posted on our website a copy of our Code of Business Conduct and Ethics. In addition, we intend to disclose on our website any amendments to, or waivers from, our Code of Business Conduct and Ethics that are required to be publicly disclosed pursuant to the rules of the Securities and Exchange Commission.

2005 Developments

As of December 31, 2005, the worldwide installed base of BIS monitors and original equipment manufacturer products was approximately 32,200 units. We estimate that BIS technology is installed in approximately 45% of all domestic operating rooms, and is available in more than 160 countries. We estimate that more than 14.1 million patients worldwide have been monitored using the BIS index during surgery.

In January 2005, we introduced commercially in markets outside the United States, excluding Japan, a semi-reusable version of our BIS sensor that uses the same algorithm and hardware as our disposable sensors.

In May 2005, we entered into a product development and distribution agreement with Boston Scientific Corporation for the development of products that incorporate EEG analysis technology for the diagnosis of neurological, psychiatric or pain disorders or screening or monitoring patient response to treatment options for such disorders. Also in 2005, Aspect and The Brain Resource Company agreed to collaborate in a multi-year clinical study to evaluate brain electrical activity in patients identified with mild cognitive impairment, or MCI, a memory impairment that often precedes Alzheimer's disease. Additionally, in 2005, we began planning the BRITE trial, or Biomarkers for Rapid Identification of Treatment Efficacy in Major Depression, with a meeting of the principal investigators from each of the trials' sites to discuss logistics and to finalize the trial's research protocol. In the first quarter of 2006, the first patients were enrolled in the study.

In August 2005, we entered into a purchase agreement with General Electric Company, or GE, under which we agreed to sell to GE's Healthcare Division certain of our products.

In October 2005, we introduced our latest generation stand-alone BIS monitor, the BIS VISTA™. This new monitor offers an enhanced display and user interface as well as greater processing capability, including the ability to support advanced monitoring features. The BIS VISTA received United States Food and Drug Administration, or FDA, 510 (k) clearance and is scheduled to be available to customers in the first quarter of 2006.

Additionally, on October 25, 2005, the House of Delegates of the American Society of Anesthesiologists, or ASA, approved a Practice Advisory on Intraoperative Awareness and Brain Monitoring, including our BIS Technology. The Practice Advisory recommends that the decision to use brain monitoring technology should be made by individual practitioners on a case-by-case basis. While we believe that ASA Practice Advisory is favorable to our business, industry organizations and others in the anesthesia community may not agree with the position taken in the Alert or in the Practice Advisory and, accordingly, potential benefits to our business that could have resulted from the Practice Advisory may not be significant or realized at all.

We entered into a license, development and supply agreement with Spacelabs in October 2005. Under the terms of this agreement, we agreed to sell to Spacelabs certain of our products.

In Japan, Nihon Kohden received approval from the Japanese Ministry of Health, Labor and Welfare in November 2005 to market the BIS XP system.

The Aspect Solution: Patient Monitoring with the BIS System

We have developed the BIS monitoring system that is based on our proprietary BIS index. Our BIS system is composed of our BIS monitor, BIS Module Kit or BISx system and our BIS Sensors. The BIS Sensors are applied to a patient's forehead to acquire the EEG, a measure of the electrical activity of the brain. The EEG is then analyzed by the BIS monitor, BIS Module Kit or BISx system to produce the BIS index. The BIS index is a numerical index that correlates with levels of consciousness and is displayed as a number ranging between 100, indicating that the patient is awake, and zero, indicating an absence of brain activity. In October 1996, the FDA cleared the BIS index for marketing for use as a direct measure of the effects of anesthetics and sedatives on the brain. In October 2003, the FDA cleared a new indication for use specifying that use of BIS monitoring to help guide anesthetic administration may be associated with the reduction of the incidence of awareness with recall in adults during general anesthesia and sedation.

Products

The following chart summarizes our principal product offerings:

Product	Initial Commercial Shipment	Description
BIS VISTA	Pending	Monitor which offers an enhanced display and user interface as well as greater processing capability.
BISx System	2004	BIS monitoring solution that provides the processing technology required to obtain BIS information from a single device the approximate size of a hockey puck. The BISx system is designed to integrate with a wide range of patient monitoring platforms sold by original equipment manufacturers.
BIS XP System	2001	Latest version of BIS system offering enhanced performance capabilities and expanded benefits as compared to the previous version of the BIS system, enabling more precise measurement of brain activity to assess the level of consciousness.
BIS Module Kit — 4 Channel Support	2001	Same as standard BIS Module Kit plus 4 channel EEG monitoring capability.
A-2000 BIS Monitor	1998	Compact, lightweight, portable third-generation BIS monitor.
BIS Module Kit	1998	Components of BIS monitoring technology that are integrated into equipment sold by original equipment manufacturers.
Semi-Reusable (SRS) Sensor	2005	Semi-reusable version of a BIS sensor that uses the same algorithm and hardware as our disposable sensors. Currently available only in markets outside the United States, excluding Japan.
BIS Extend Sensor	2002	Disposable sensor with electronic memory device for use with A-2000 BIS Monitor, BIS Module Kit and BISx system that was specially designed for patients who are typically monitored for extended periods.
BIS Pediatric Sensor	2001	Disposable sensor with electronic memory device for use with A-2000 BIS Monitor, BIS Module Kit and BISx system that is smaller and easier to apply to children.

Product	Initial Commercial Shipment	Description
BIS Quatro Sensor	2001	Disposable sensor with electronic memory device for use with A-2000 BIS Monitor, BIS Module Kit and BISx system that offers enhanced performance in deep anesthetic states and enhanced resistance to interference from noise sources.
BIS Sensor Plus	2001	Second-generation disposable sensor for use with the A-2000 BIS Monitor and BIS Module Kit.
BIS Standard Sensor................	1997	Disposable sensor for use with A-2000 BIS Monitor, A-1050 EEG Monitor with BIS and BIS Module Kit.

BIS VISTA

The BIS VISTA is our new stand-alone monitor, which offers enhanced display and user interface as well as greater processing capability, including the ability to support advanced monitoring features. The BIS VISTA monitor runs on the BISx platform.

BISx System

The BISx system is our latest original equipment manufacturer BIS monitoring solution that provides the processing technology required to obtain BIS information from a single device the approximate size of a hockey puck. The BISx system is designed to integrate with a wide range of patient monitoring platforms sold by original equipment manufacturers. BISx simplifies the incorporation of BIS technology into our partners' monitoring systems and makes available a class of monitoring systems that has historically been out of reach due to the cost of integration. We have also maintained backwards compatibility with our existing BIS engine technology to simplify the adoption of BISx by our existing partners.

BIS XP System

We began commercial distribution of the BIS XP system in September 2001. The BIS XP system runs on the A-2000 BIS Monitor, BIS Module Kit platform and BISx system and offers enhanced performance capabilities and expanded benefits compared with the previous version of our BIS system, enabling more precise measurement of brain activity to assess the level of consciousness. The BIS XP system is designed to detect and filter interference from muscle artifact and to resist interference from electrocautery devices. Additionally, it is able to provide enhanced detection of near suppression, a brain wave pattern occasionally observed during deep anesthesia and cardiac cases.

A-2000 BIS Monitor

We began commercial distribution of the A-2000 BIS Monitor, our third-generation monitor, in February 1998. The A-2000 BIS Monitor is a compact, lightweight, portable monitor designed to accommodate the space limitations and positioning requirements of surgical settings. The A-2000 BIS Monitor displays the BIS index and supporting information and includes our proprietary digital signal converter. This converter is a palm-sized module that serves as the interface between the BIS monitor and the BIS Sensors. The digital signal converter acquires the EEG signal from the BIS Sensors and converts the EEG signal to digital format. The EEG signal is then processed and the BIS index is displayed on the A-2000 BIS Monitor.

BIS Module Kit

In 1998, we introduced commercially our BIS Module Kit, which is designed to facilitate the integration of the BIS index into equipment marketed by original equipment manufacturers. The BIS Module Kit consists of two pieces, our proprietary digital signal converter and a small circuit board that resides in the original equipment manufacturer's system. The digital signal converter acquires the EEG signal from the BIS Sensors and converts the EEG signal to digital format. The circuit board then processes the EEG signal and outputs the BIS index to the original equipment manufacturer's system.

The common architecture of the BIS Module Kit facilitates integration of the BIS index into the original equipment manufacturer's system. Each original equipment manufacturer is required to obtain FDA and other appropriate regulatory clearance of its BIS module product.

BIS Module Kit — 4 Channel Support

In 2001, we introduced commercially the BIS Module Kit with 4 channel EEG monitoring capability to support a product introduction of one of our original equipment manufacturers.

BIS Sensors

Semi-Reusable Sensor (SRS). Semi-reusable version of a BIS sensor that uses the same algorithm and hardware as our disposable sensors. Currently, the SRS is only available in markets outside of the United States, excluding Japan.

BIS Extend Sensor. We created the BIS Extend Sensor, which was introduced commercially in 2002, for patients who are typically monitored for an extended period of time, such as in intensive care unit settings. We designed the BIS Extend Sensor with a surface that allows clinicians to record in writing the date and time of application, making it easier to track when a new sensor should be applied. The BIS Extend Sensor is designed to resist electrical artifact and to detect and filter interference from muscle artifact caused by sources such as eye movement. The BIS Extend Sensor contains an electronic memory device that allows information about the sensor, such as lot code, expiration date and type of sensor, to be stored on the sensor and to be retrieved by the BIS monitor, BIS Module Kit or BISx system.

BIS Pediatric Sensor. The BIS Pediatric Sensor, which was introduced commercially in 2001, is smaller and easier to apply than our other BIS Sensors, and is designed to be visually appealing to children. The BIS Pediatric Sensor features an improved design for easy connection and enables the BIS system to automatically configure its settings for specific patient populations and applications. The BIS Pediatric Sensor contains an electronic memory device that allows information about the sensor, such as lot code, expiration date and type of sensor, to be stored on the sensor and to be retrieved by the BIS monitor, BIS Module Kit or BISx system.

BIS Quatro Sensor. The BIS Quatro Sensor, which was introduced commercially in 2001, offers enhanced performance in deep anesthetic states and improved resistance to interference from noise sources, such as high frequency/electromyography conditions, in the operating room and intensive care unit. The BIS Quatro Sensor features an improved design compared with the BIS Standard Sensor for easy connection and enables the BIS system to automatically configure its settings for specific patient populations and applications. The BIS Quatro Sensor contains an electronic memory device that allows information about the sensor, such as lot code, expiration date and type of sensor, to be stored on the sensor and to be retrieved by the BIS monitor, BIS Module Kit, or BISx system.

BIS Sensor Plus. The BIS Sensor Plus, which was introduced commercially in 2001, is a second-generation disposable product for use with the A-2000 BIS Monitor and BIS Module Kit. The BIS Sensor Plus features an improved design compared with the BIS Standard Sensor for easy connection and enables the BIS system to automatically configure its settings for specific patient populations and applications. The BIS Sensor Plus contains an electronic memory device that allows information about the sensor, such as lot code, expiration date and type of sensor, to be stored on the sensor and to be retrieved by the BIS monitor or BIS Module Kit.

BIS Standard Sensor. We commenced commercial distribution of the BIS Standard Sensor in January 1997. The BIS Standard Sensor is a single-use, disposable product for use with the A-2000 BIS Monitor, the A-1050 EEG Monitor with BIS and the BIS Module Kit. The BIS Standard Sensor is not compatible with the BIS XP system because it does not contain the easy connection feature and electronic memory device of our other BIS Sensors. The BIS Standard Sensor is designed to provide a reliable and simple means of acquiring the EEG signal needed to generate the BIS index. The one-piece design allows quick and accurate placement on the patient's forehead. The BIS Standard Sensor connects to the monitor by a single-point proprietary connector.

Our Zipprep® self-prepping technology is a key feature of each of our BIS Sensors. The technology is designed to minimize patient set-up time and establish effective electrical contact with the patient which enables consistent, accurate readings of the EEG signal. Prior to our development of the Zipprep technology, to obtain an EEG signal the user prepared a patient's skin by rubbing an abrasive cream over the forehead 10 to 20 times in order to remove the top layer of skin prior to applying the electrode.

Technology

We developed the BIS system, including our proprietary BIS index, over 10 years. The BIS index is a numerical index that quantifies the hypnotic component of anesthetic drug effect, which correlates with the level of consciousness and is derived from an analysis of the EEG signal. In general, an EEG signal changes from a small-amplitude, high-frequency signal while a person is awake to a large-amplitude, low-frequency signal while a person is deeply anesthetized. Historically, researchers used observations about these changes in the EEG signal to create mathematical algorithms to track the effects of anesthetics on the brain. However, these algorithms were not widely adopted because studies indicated that they generally did not provide sufficient clinically useful information to assess levels of consciousness with commonly used anesthetics and doses.

In developing the BIS index, we sought to improve these early EEG analyses in two ways. First, by using bispectral analysis, a mathematical tool that examines signals such as the EEG, we can extract new information from the EEG signal. Second, we developed proprietary processing algorithms that extract information from bispectral analysis, power spectral analysis and time domain analysis. Geophysicists originally used bispectral analysis in the early 1960s to study ocean wave motion, atmospheric pressure changes and seismic activity. The advent of high-speed, low-cost digital signal processors has enabled the use of bispectral analysis for other applications. By using bispectral analysis, we are able to extract a distinctive fingerprint of the underlying signal structure of the EEG and represent it as a three-dimensional mathematical model.

We created the BIS index to quantify changes in the EEG signal that relate to the effects of anesthetics on the brain in order to assess levels of consciousness. Over a number of years, Aspect and others collected a large database of high fidelity EEG recordings and clinical assessments from volunteers and patients receiving a wide variety of anesthetics. Researchers used clinical assessments such as a sedation rating scale, picture or word recall memory tests and response to stimuli to define levels of consciousness. Using statistical methods, we identified features within the EEG that correlated with sedation and loss of consciousness. We then used proprietary statistical methods to combine these features to generate an interpretive numerical index, which we refer to as the BIS index. The BIS index ranges from 100, indicating that the patient is awake, to zero, indicating an absence of electrical brain activity.

Clinical Development

Our clinical research and regulatory affairs group is responsible for:

- establishing collaborative relationships with leading clinical researchers,
- encouraging publications related to the BIS index in scientific literature,
- monitoring compliance with the FDA and other regulatory agencies' requirements,

- conducting clinical research with the goal of extending the application of patient monitoring with the BIS system to other settings and clinical uses, and
- collecting data for new product development.

We have a clinical database of over 5,000 cases for use in algorithm development and product validation based on trials that we conducted or sponsored or that third parties conducted.

In 1996, the FDA cleared the BIS index for marketing for use as a direct measure of the effects of anesthetics and sedatives on the brain. The regulatory approval process involved studies we conducted on over 900 volunteers and patients. These studies characterized the relationships between the BIS index value and various clinical endpoints, including movement, response to incision, response to verbal command as a measure of consciousness in volunteers and patients, memory function, drug utilization and speed of patient recovery following surgery.

In October 2003, the FDA cleared a new indication for use specifying that use of BIS monitoring to help guide anesthetic administration may be associated with the reduction of the incidence of awareness with recall in adults during general anesthesia and sedation. This clearance was based on data that was collected in several multi-center, multinational studies to assess the incidence of awareness with recall and the impact of BIS monitoring. More than 30,000 patients were enrolled in these studies, which we conducted over a period of 18 months. Results from these studies demonstrated that awareness with recall occurs in approximately 1 to 2 cases per 1,000 patients during general anesthesia. Although our clinical research and practice experience suggests that awareness with recall is more likely to occur when BIS values are high, we do not believe that our experience demonstrates conclusively that patient monitoring with the BIS system will identify or prevent all cases of awareness with recall.

Since the introduction of our products, clinicians have reported to us cases of possible awareness with recall during surgical procedures monitored with the BIS system. These reports may not include all cases of awareness with recall that might have occurred during procedures where patients were monitored with the BIS system. In most of the cases that were reported to us, when BIS index values were recorded at the time of awareness with recall, high BIS index values were noted, indicating that the BIS index correctly identified the increased risk of awareness with recall in these patients. It is possible that, in a number of these reported cases, awareness with recall may not have been detected by monitoring with the BIS system.

We are also collaborating with researchers that are investigating the relationship between deep anesthetic levels as measured using the BIS system and one-year morbidity and mortality. One initial report (Monk TG, Saini V, Weldon BC, Sigl JC Anesthetic Management and One-Year Mortality after Noncardiac surgery. *Anesthesia Analg.* 2005 Jan;100(1):4-10.) suggested that deep anesthesia is associated with increased post-operative mortality in elderly patients undergoing general anesthesia. A second study involving over 4,000 patients has reportedly confirmed this association (Lennmarken C, Lindholm, ML, Greenwald S, Sandin R. Confirmation that Low Intraoperative BIS Levels Predict Increased Risk of Post-Operative Mortality. *Anesthesiology 2003*, Annual Meeting A-303). Finally, a retrospective analysis of Medicare national hospital data has suggested that hospitals that routinely use intraoperative BIS monitoring may have decreased postoperative one-year mortality rates (Monk T, Sigl J, Weldon C. Intraoperative BIS Utilization is Associated with Reduced One-Year Post-Operative Mortality. *Anesthesiology 2003*, Annual Meeting A-1361). We believe that these preliminary findings need to be further confirmed in additional trials.

Additionally, we are currently in the process of initiating a new multi-center collaborative study called the Childhood Awareness and Recall Evaluation, or CARE study, to document the incidence and risk factors for awareness in children between the ages of 5-15.

Sales, Marketing and Customers

Our customers include anesthesia providers, hospitals, outpatient surgical centers and individual practitioners in office-based practice. We market and sell our products to our customers through:

- our direct sales force,
- distributors, and
- original equipment manufacturers.

For the years ended December 31, 2005, 2004 and 2003, no one customer accounted for 10% or more of our total revenue.

Domestic

We market our BIS system in the United States primarily through a combination of a direct sales force, specialty distributors and original equipment manufacturers. As of December 31, 2005, our domestic direct sales force was composed of 90 sales professionals, which includes product specialists and inside sales representatives.

We augment our direct sales force with medical products distributors in selected markets within the United States. We also market our products through the sales organizations of our original equipment manufacturers and contracts with hospital group purchasing organizations.

For those healthcare organizations desiring to purchase our BIS monitors directly from us, we offer two options. Our customers have the option either to purchase BIS monitors outright or to acquire BIS monitors pursuant to a sales-type lease agreement whereby the customer contractually commits to purchase a minimum number of BIS Sensors per BIS monitor per year. Under our sales-type leases, customers purchase BIS Sensors and the BIS monitor for the purchase price of the BIS Sensors plus an additional charge per BIS Sensor to pay for the purchase price of the BIS monitor and related financing costs over the term of the agreement. We also grant these customers an option to purchase the BIS monitors at the end of the term of the agreement, which is typically three to five years. We recognize Equipment revenue under sales-type lease agreements either at shipment or delivery in accordance with the agreed upon contract terms with interest income recognized over the life of the sales-type lease. The cost of the BIS monitor acquired by the customer is recorded as costs of revenue in the same period. We believe that the sales-type lease arrangement in some cases reduces the time required for customers to adopt the BIS system because it provides them with an option to utilize their operating budget to fund the purchase.

In addition to the two options noted above, under certain limited circumstances, we offer customers the opportunity to use the BIS monitors under our Equipment Placement program, which we refer to as the EP program. Under the EP program, the customer is granted the right to use the BIS monitors for a mutually agreed upon period of time. During this period, the customer purchases BIS Sensors at a price that includes a premium above the list price of the BIS Sensors to cover the rental of the equipment, but without any minimum purchase commitments. At the end of the agreed upon period, the customer has the option of purchasing the BIS monitors, continuing to use them under the EP program or returning them to us.

We focus our marketing initiatives on the various constituencies that may be involved in the decision-making process concerning the purchase of our products. For clinical audiences, we exhibit at tradeshows, sponsor speakers at professional meetings and develop articles for publication in conjunction with industry experts. In addition, we work with hospitals to publicize their adoption of patient monitoring with the BIS system in an effort to assist them in communicating to their patients and communities their commitment to improving the quality and efficiency of patient care.

Group Purchasing Agreements

We have entered into several agreements with group purchasing organizations whereby the member healthcare organizations have the right to purchase BIS monitors and BIS Sensors under the pricing terms

contained in the respective agreements with the group purchasing organization. Under these agreements, the group purchasing organizations' field forces have agreed to work with our sales force to encourage the adoption of our BIS technology by their member healthcare organizations. We have agreements with the following group purchasing organizations:

Group Purchasing Organization	Effective Date	Termination Provisions
Healthtrust Purchasing Group, L.P.	July 28, 2000	Unless terminated earlier by either party by giving 60 days prior written notice, this agreement expires on November 1, 2007.
Novation	January 27, 2005	Unless terminated earlier by either party by giving 90 days prior written notice, this agreement expires on February 15, 2008.
Consorta, Inc.	March 1, 2006	Unless terminated earlier by either party by giving 90 days prior written notice, this agreement expires on March 1, 2009.

International

In 1998, we established our international operations and opened our international headquarters in The Netherlands. In 1999, we established a subsidiary in the United Kingdom. We continue to develop our international sales and distribution program through a combination of distributors and marketing partners, including companies with which we have entered into original equipment manufacturer relationships. As of December 31, 2005, we employed 30 persons in our international organization located in Europe, Asia and South America. The majority of our international sales are denominated in United States dollars. See Note 16, "Segment Information and Enterprise Reporting," of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for domestic and international financial information.

We are subject to a number of challenges which specifically relate to our international business activities. These challenges include:

- failure of local laws to provide adequate protection against infringement of our intellectual property,
- protectionist laws and business practices that favor local competitors, which could slow our growth in international markets,
- difficulties in terminating or modifying distributor arrangements because of restrictions in markets outside the United States,
- less acceptance by foreign anesthesia providers of the use of disposable products similar to the BIS Sensors,
- delays in regulatory approval of our products,
- currency conversion issues arising from sales denominated in currencies other than the United States dollar,
- foreign currency exchange rate fluctuations,
- longer sales cycles to sell products like the BIS system to hospitals and outpatient surgical centers, which could slow our revenue growth from international sales, and
- longer accounts receivable payment cycles and difficulties in collecting accounts receivable.

Distribution Agreements

We have entered into a distribution agreement, dated January 21, 1998, with Nihon Kohden Corporation, under which Nihon Kohden has agreed to act as an exclusive distributor of our BIS monitors and related products in Japan. The initial term of this agreement ended in January 2003, and is subject to automatic

renewal annually on February 21 of each year unless either party provides written notice of termination to the other party at least three months prior to expiration of any renewal period. This agreement automatically renewed for an additional one-year period on February 21, 2006.

Original Equipment Manufacturer Relationships

We have entered into agreements with the following seven patient monitoring or anesthesia equipment companies that provide for the integration of our BIS technology into their equipment:

- Datascope Corp.
- Dixtal Biomedica Ind E Com Ltda.
- Philips Medizinsysteme Boeblingen GmbH
- Dräger Medizintechnik GmbH
- Dräger Medical Systems
- Nihon Kohden Corporation
- Spacelabs Medical, Inc.

These companies have agreed to integrate our BIS technology with their patient monitoring systems. The agreements expire at various times through 2009, unless extended by agreement of the parties.

Under a purchase agreement dated August 30, 2005, between Aspect and GE, we have agreed to sell to GE's Healthcare Division certain of our products. This agreement, which expires on December 31, 2008, subject to certain automatic renewal provisions, supersedes all prior agreements between GE and us, including agreements with GE Marquette Medical Systems and Datex-Ohmeda.

We entered into a license, development and supply agreement with Spacelabs in October 2005. Under the terms of this agreement, we agreed to sell to Spacelabs certain of our products. The term of the Agreement began on October 17, 2005 and expires three years following the introduction of the Spacelabs BISx Module. The agreement automatically extends for additional one-year periods unless either party notifies the other within 180 days prior to the expiration of that additional one-year term.

In addition to the original equipment manufacturer agreements described above, on August 7, 2002 we entered into an agreement with Boston Scientific Corporation, a worldwide developer, manufacturer and marketer of medical devices, to introduce new sedation management technology to interventional and specialty medical procedure suites including the gastrointestinal endoscopy suite, the interventional cardiology suite and the interventional radiology suite. Our strategic alliance with Boston Scientific Corporation focuses on the development and distribution of brain monitoring technology specifically designed to enhance the safety, efficiency and delivery of sedation to patients undergoing less-invasive medical procedures. As part of this alliance, we granted Boston Scientific Corporation an option to distribute the newly developed technology for monitoring patients under sedation in a range of less-invasive medical specialties. Pursuant to an amendment entered into in January 2005, this option to distribute has been extended through December 31, 2006. The term of this agreement continues until such time that Boston Scientific Corporation is no longer distributing our products, but in no event will extend beyond December 31, 2014.

Research and Development

Our research and development efforts focus primarily on continuing to improve the function and features of the BIS system and enhancing our technical leadership in signal-processing technology for use in patient care. We intend to leverage the BIS technology for the development of new monitoring products and proprietary disposable sensors for new applications and to take advantage of new opportunities such as the intensive care unit and procedural sedation markets.

During the fiscal years ended December 31, 2005, 2004 and 2003, we spent approximately $10.5 million, $7.5 million and $7.3 million, respectively, for our research and development efforts, including clinical and regulatory expenses.

Our research and development department has four primary areas of responsibility:

- algorithm research,
- product development,
- pre-production quality assurance, and
- clinical engineering.

In 2003, we developed the BISx system which offers our original equipment manufacturers a BIS monitoring solution that provides the processing technology required to obtain BIS information from a single device the approximate size of a hockey puck. The BISx system has been designed to integrate with a wide range of patient monitoring platforms sold by original equipment manufacturers. The BISx system simplifies the incorporation of BIS technology into our original equipment manufacturer's monitoring systems and makes integration feasible with a class of monitoring systems that has historically been out of reach due to the cost of integration. We also maintained backwards compatibility with our existing BIS engine technology to simplify the adoption of BISx by our existing partners.

We are in the process of investigating other product areas that utilize our expertise in anesthesia delivery and monitoring of the brain. We currently have a team that is investigating the use of the BIS monitoring platform to diagnose and track neurological disorders. We believe that because the BIS index quantifies changes in patients' EEG and we have shown the BIS index correlates with memory function and changes in brain metabolism, our technologies may be useful in detecting neurological disorders in patients. We are evaluating the application of the EEG-based parameters including those derived from the BIS index to measure brain function, which may assist in the detection of Alzheimer's disease, sleep cycles, seizure detection and/or other neurological disorders, including depression. Although additional research and development and clinical trials will be required, our recent research shows a correlation between the EEG-based parameters and the severity of dementia in patients with Alzheimer's disease and vascular dementia. This research complements our prior research demonstrating the correlation between the EEG-based parameters and the effects of pharmacological agents on the brain, changes in cerebral metabolic activity and clinical measures of cognitive and memory function.

In 2003, we announced the results of studies which we conducted in collaboration with the Neuropsychiatric Institute and David Geffen School of Medicine at UCLA, showing that EEG-based brain monitoring technology predicts treatment response to antidepressant medications in depressed patients. We are also undertaking a clinical study in conjunction with the Depression Clinical and Research Program at Massachusetts General Hospital to explore the use of quantitative EEG-based brain monitoring technology as a predictor and correlate of treatment outcome in depressed patients. In 2004, interim results of this study demonstrated that our brain monitoring technology was able to predict the effectiveness of antidepressant medications in treating depressed patients. In addition, in 2005, additional results from this study suggested that our brain monitoring technology might allow early prediction of worsening suicide ideation, or thoughts of suicide, in patients receiving antidepressant medication.

Additionally, on July 12, 2002, we entered into an agreement with the Regents of the University of California under which the Regents of the University of California granted to us an option to enter into a license agreement conveying to Aspect an exclusive license to commercialize brain monitoring technology for depression which was developed by the Neuropsychiatric Institute and David Geffen School of Medicine at UCLA. On July 1, 2004, we exercised this option with the Regents of University of California.

In 2005, we entered into a product development and distribution agreement with Boston Scientific Corporation for the development of products that incorporate EEG analysis technology for the diagnosis of neurological, psychiatric or pain disorders or screening or monitoring patient response to treatment options for such disorders. Also in 2005, Aspect and The Brain Resource Company agreed to collaborate in a multi-year

clinical study to evaluate brain electrical activity in patients identified with mild cognitive impairment, or MCI, a memory impairment that often precedes Alzheimer's disease. Additionally, in 2005, we began planning the BRITE trial, or Biomarkers for Rapid Identification of Treatment Efficacy in Major Depression, with a meeting of the principal investigators from each of the trials' sites to discuss logistics and to finalize the trial's research protocol. In the first quarter of 2006 the first patients were enrolled in the study.

Manufacturing

We use 12,000 square feet of our 61,000 square foot facility located in Newton, Massachusetts for manufacturing purposes with the remainder used for research and development, sales and marketing, general and administrative purposes and warehouse space. In this facility, we assemble all of our BIS hardware, and we produce substantially all of our BIS Sensors. Prior to 1998, we outsourced all BIS Sensor manufacturing. We currently outsource to third parties the production of our Zipprep EEG Electrodes.

Our production process for our BIS hardware consists of final assembly, integration and testing of standard and custom components. Our production process for our BIS Sensors involves assembly of custom components on automated machinery. Qualified sub-contractors, who have met our supplier certification process and are placed on an approved vendors list, produce certain custom components for our products. Some of the components that are necessary for the assembly of our BIS system, including some of the components used in our BIS Sensors, are currently provided to us by sole-source suppliers or a limited group of suppliers. We purchase components through purchase orders and in select cases, long-term supply agreements. We generally do not maintain large volumes of inventory. We have experienced shortages and delays in obtaining some of the components of our BIS system in the past, and we may experience similar shortages and delays in the future.

We maintain a quality-assurance program covering our manufacturing operations. Suppliers of purchased components are required to meet stated specifications. We certify suppliers prior to use by conducting audits and product inspections. We engage in ongoing evaluations of the performance of our suppliers by evaluating the results of inspections and tests as well as the timeliness of product deliveries. We employ numerous quality-assurance procedures during our in-house manufacturing processes to ensure finished products meet specification. Quality assurance procedures include operator training, process validation, equipment calibration, inspection and testing. All manufacturing procedures and processes are formally approved and updated using established revision control procedures. Documentation of in-process and final testing results is maintained in device or lot history records. We also maintain an ongoing post-sale performance-monitoring program.

We intend to move our manufacturing and other operations to a facility in Norwood, Massachusetts. See "Item 2. Facilities."

Competition

The medical device industry is subject to intense competition. We are facing increased competition in the level of consciousness market in the United States as a result of a number of competitors' monitoring systems which have been cleared by the FDA. The competitive devices are based on signal-processing of the EEG and are marketed by well-established medical products companies with significant resources. We believe that new competition will come from companies, including patient monitoring companies, currently marketing conventional EEG monitors utilizing standard signal-processing techniques such as spectral edge frequency analyses and median frequency analyses. We also believe that new competition will come from companies that market EEG monitors utilizing novel signal-processing technologies. Several potential competitive products are currently being marketed outside the United States although we do not believe that these products provide any significant advantages relative to our BIS technology. These other products and techniques include the use of auditory evoked potentials, heart rate variability, pupillary reflexes and skin blood flow measurement techniques. Additionally, a number of academic researchers worldwide are studying the potential use of other techniques to measure the effects of anesthetics.

We believe that the principal competitive factors that companies competing in the market for anesthesia-monitoring products must address include:

- improved patient outcomes,
- cost effectiveness,
- FDA approval/clearance,
- acceptance by leading anesthesia providers,
- availability of the technology in modular patient monitoring systems,
- ease of use for anesthesia providers,
- the publication of peer reviewed clinical studies,
- sales and marketing capability,
- timing and acceptance of product innovation,
- patent protection, and
- product quality.

Patents and Proprietary Rights

Medical technology companies place considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. We consider the protection of our proprietary technologies and products to be important to the success of our business and rely on a combination of patents, licenses, copyrights and trademarks to protect our technologies and products. Our policy is to prosecute and enforce our patents and proprietary technology. We intend to continue to file United States and foreign patent applications to protect technology, inventions and improvements that are considered important to the development of our business. We also rely upon trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

Trade secret protection for our unpatented confidential and proprietary information is important to us. To protect our trade secrets, we generally require our employees, consultants, scientific advisors, and parties to collaboration and licensing agreements to execute confidentiality agreements upon the commencement of employment, the consulting relationship, or the collaboration or licensing arrangement with us. However, others could either develop independently the same or similar information or obtain access to our proprietary information.

We have established a substantial proprietary position with respect to our products and our core signal processing technology, bispectral analysis, and its application to biological signals. The patent position of medical device companies is highly uncertain and involves complex legal and factual questions. There can be no assurance that any claims which are included in pending or future patent applications will be issued, that any issued patents will provide us with competitive advantage or will not be challenged by third parties, or that the existing or future patents of third parties will not have an adverse effect on our ability to commercialize our products. Furthermore, there can be no assurance that other companies will not independently develop similar products, duplicate any of our products or design around patents that may be issued to us. We may be required to engage in litigation or administrative proceedings to enforce any patents issued to us or to determine the scope and validity of others' proprietary rights.

We were issued our most recent United States patent on January 6, 2006. As of December 31, 2005, we held 21 United States patents and had filed ten additional United States patent applications. We also have numerous corresponding patents and pending patent applications in certain major industrial countries, including Canada, the major European market countries, Australia, Japan, Mexico, Brazil, China and India. The following chart summarizes our United States patents and patent applications:

Number of Issued Patents	Number of Currently Pending Patent Applications	Technology Covered	Patent Expiration Date
2	2	Closed loop delivery of anesthesia	May 3, 2020 May 3, 2020
4	—	Application of Bispectral and higher order analysis and various statistical modeling technologies to EEG signals	March 13, 2007 April 30, 2008 June 14, 2011 October 17, 2012
3	2	Methods of ensuring the reliability of the computed values	December 24, 2016 January 30, 2018 July 3, 2022
—	1	Method of monitoring anesthetic state using changes in arterial compliance	
1	—	Method of evaluating BIS information to facilitate clinical decision making	August 18, 2018
2	—	Application of bispectral analysis to electrocardiogram signals	May 15, 2007 June 4, 2008
—	5	Method of assessment of neurological conditions using EEG Bispectrum	
1	—	Zipprep self-prepping disposable electrode technology	April 26, 2011
2	—	Technology relating to the interface between the BIS Sensor and the BIS monitor	October 20, 2015 October 20, 2015
5	—	BIS Sensor technology	October 11, 2016 October 11, 2016 October 11, 2016 June 19, 2018 June 9, 2019
1	—	Signal acquisition technology for digital signal converter	January 17, 2012
21	10		

We have also been granted a perpetual, royalty-free, non-exclusive license by Siemens Medical Systems, Inc. to a United States patent covering signal acquisition technology for digital signal converters. Additionally, on July 1, 2004, we exercised an option under an agreement with the Regents of the University of California, acquiring an exclusive license to certain brain monitoring technology in the field of diagnosis and management of neurological diseases and conditions which was developed at the Neuropsychiatric Institute and David Geffen School of Medicine at UCLA.

Government Regulation

The manufacture and sale of medical diagnostic devices intended for commercial distribution and use are subject to extensive government regulation in the United States and in other countries. Our existing products are regulated in the United States as medical devices by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDC Act. Pursuant to the FDC Act, the FDA regulates the research, testing, manufacturing, safety, labeling, storage, record keeping, advertising, distribution and production of medical devices. Noncompliance with applicable regulations can result in refusal of the government to grant clearance for devices, withdrawal of prior clearances or approvals, total or partial suspension of production, fines, injunctions, civil penalties, recall or seizure of products and criminal prosecution.

Generally, before we can introduce a new product in the United States, we must obtain FDA clearance of a premarket notification under Section 510(k) of the FDC Act, referred to as a 510(k) notification, or approval of a premarket approval application under Section 515 of the FDC Act. To date, we have received clearance of 510(k) notification from the FDA with respect to the following products:

Product	Date of Clearance of 510(k) Notification
Zipprep EEG Electrodes	June 1994
A-1050 EEG Monitor with BIS	January 1996
BIS Standard Sensor	October 1996
BIS Clinical Utility Indication	October 1996
A-2000 BIS Monitor	February 1998
BIS Sensor Plus	January 2000
BIS Pediatric Sensor	October 2000
BIS XP Sensor family, including the BIS Quatro Sensor and BIS Extend Sensor	October 2000
BIS Module Kit	October 2000
BIS XP system	June 2001
A-2000 BIS Monitor Indication for Use change (Awareness)	October 2003
BISx system	February 2004
BIS SRS (Semi-reusable sensor)	February 2005
BIS VISTA	September 2005
BISx 4 Channel	November 2005

Once we have received clearance of a 510(k) notification, any products we manufacture or distribute are subject to extensive and continuing regulation by the FDA, including compliance with current Good Manufacturing Practices regulations, record keeping requirements, reporting of adverse experience with the use of the device, post-market surveillance, and other actions deemed necessary by the FDA. A new 510(k) notification is also required when a medical device manufacturer makes a change or modification to a legally marketed device that could significantly affect the safety or effectiveness of the device, or where there is a major change or modification in the intended use of the device. When any change or modification is made to a device or its intended use, the manufacturer must make the initial determination whether the change or modification is of a kind that would necessitate the filing of a new 510(k) notification. The FDA's regulations provide only limited guidance for making this determination.

The FDC Act regulates our quality control and manufacturing procedures by requiring us to demonstrate and maintain compliance with current Good Manufacturing Practices regulations, including quality systems regulations, as specified by the FDA. This regulation requires, among other things, that:

- we use written procedures to control our product development and manufacturing process,
- we validate, by extensive and detailed testing of every aspect of the process, our ability to produce devices which meet our manufacturing specifications,

- we investigate deficiencies in the manufacturing process or in the products produced, and
- we maintain detailed record keeping.

The current Good Manufacturing Practices regulations are applicable to manufacturers that produce components specifically for use in a medical device, and require design controls and maintenance of service records.

The FDA monitors compliance with current Good Manufacturing Practices regulations by conducting periodic inspections of manufacturing facilities. If violations of applicable regulations are noted during FDA inspections of our manufacturing facilities, the continued marketing of our products may be adversely affected. During the last routine inspection of our manufacturing facility by the FDA in 2005, the FDA noted no adverse observations. We believe that we have continued to maintain manufacturing facilities and procedures that are fully compliant with all applicable government quality systems regulations and guidelines.

In June 1998, we obtained ISO 9001: 1994 /EN 46001 international quality management system certification and European Medical Device Directive EC certification. These certifications show that our development, production and distribution of products comply with these standards and directives. Our continued compliance with these standards and directives has been confirmed since June 1998 in semi-annual surveillance audits. In April 2003, we obtained ISO 13485/CMDR certification from a CMDCAS (Canadian) recognized registrar. In September 2005, we obtained ISO 13485: 2003/CMDR re-certification from a CMDCAS (Canadian) recognized registrar. The ISO 9001, ISO 13485 and Medical Device Directive certifications signify compliance with the requirements enabling us to affix the CE Mark to our current products. The CE Mark denotes conformity with European standards for safety and allows certified devices to be placed on the market in all European Union countries. Since June 1998, medical devices cannot be sold in European Union countries unless they display the CE Mark.

We have established a dedicated regulatory and quality assurance group to maintain regulatory compliance and manage all of our quality-assurance activities. This group is responsible for the following activities:

- all regulatory submissions and communications,
- scheduling and performing company-wide internal audits,
- coordinating product update procedures and corrective actions,
- maintaining adherence to appropriate procedures and applicable requirements related to the FDA's quality systems regulations and appropriate international regulations, and
- coordinating appropriate documentation for FDA/ISO 9001/ISO 13485/CMDR/MDD review and audits.

Third-Party Reimbursement

Third-party payors, including Medicare, Medicaid, private health insurance carriers, managed care organizations, health care administration authorities in foreign countries and other organizations, may affect the pricing or demand for our products by regulating the maximum amount of reimbursement provided by these payors to the anesthesia providers, hospitals, outpatient surgical centers or physicians' offices where surgical procedures are performed.

We believe that anesthesia providers will not be separately reimbursed for patient-monitoring activities utilizing the BIS system. When facilities, such as hospitals or outpatient surgical centers, are reimbursed a fixed fee calculated on a per case, per stay, or per capita basis, the cost of monitoring with the BIS system will not be recovered by these providers unless the incremental costs of this monitoring are offset by savings in other costs, such as the costs of anesthetics or costs of the operating room or post-anesthesia care unit. This type of reimbursement policy has been adopted by Medicare, for example, for both inpatient and outpatient surgery. In such cases, patient monitoring with the BIS system may not result in sufficient savings to offset these costs. When reimbursement is based on charges or costs, patient monitoring with the BIS system may

have the effect of reducing reimbursement because the charges or costs for surgical procedures, including operating room and post-anesthesia care unit charges and costs, may decline as a result of monitoring with the BIS system.

In January 2002, the Japanese Ministry of Health, Labor and Welfare granted reimbursement approval for use of our BIS monitors. Healthcare providers in Japan are eligible to receive partial reimbursement of 1,000 yen each time BIS monitoring is used. We believe that the BIS system is the only commercially available consciousness monitoring technology in Japan.

Employees

As of December 31, 2005, we had 258 employees worldwide in the following functional areas:

Number of Employees	Functional Area
120	Sales, Marketing and Clinical Support
53	Manufacturing and Engineering
35	General and Administrative
35	Research and Development
15	Clinical and Regulatory Affairs
258	Total

None of our employees is covered by a collective bargaining agreement. We consider relations with our employees to be good.

Scientific Advisors

We seek advice from a number of leading scientists and physicians on scientific and medical matters, including experts in EEG monitoring, pharmacology and anesthesia management. These individuals advise us concerning a number of matters, including:

- our research and development programs,
- the design and implementation of our clinical research program,
- our publication strategies,
- the identification of market opportunities from the clinical perspective, and
- specific scientific and technical issues.

Item 1A. *Risk Factors.*

This Annual Report on Form 10-K contains, in addition to historical information, forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, including information relating to our ability to maintain profitability, information with respect to market acceptance of our BIS system, continued growth in sales of our products, our dependence on the BIS system, regulatory approvals for our products, our ability to develop or acquire new products and remain competitive and achieve future growth, information with respect to other plans and strategies for our business and factors that may influence our revenue and earnings for each fiscal quarter in 2006, for the year ending December 31, 2006 and beyond. These forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and variations of these words and similar expressions are intended to identify forward-looking statements. Our actual results could differ significantly from the results discussed in these forward-looking statements. The following important factors represent some of the current challenges to us that create risk and uncertainty. Failure to adequately overcome any of the following challenges could have a material adverse effect on our results of operations, business or financial condition. In addition, subsequent events and developments may

cause our expectations to change. While we may elect to update these forward-looking statements we specifically disclaim any obligation to do so, even if our expectations change.

We will not continue to be profitable if hospitals and anesthesia providers do not buy and use our BIS system in sufficient quantities.

We were profitable for each of the years ended December 31, 2004 and December 31, 2005. We will not continue to be profitable if hospitals and anesthesia providers do not buy and use our BIS system in sufficient quantities. Our customers may determine that the cost of the BIS system exceeds cost savings in drugs, personnel and post-anesthesia care recovery resulting from use of the BIS system. In addition, hospitals and anesthesia providers may not accept the BIS system as an accurate means of assessing a patient's level of consciousness during surgery or in the intensive care unit. If extensive or frequent malfunctions occur, healthcare providers may also conclude that the BIS system is unreliable. If hospitals and anesthesia providers do not accept the BIS system as cost-effective, accurate and reliable, they will not buy and use the BIS system in sufficient quantities to enable us to continue to be profitable.

The success of our business also depends in a large part on continued use of the BIS system by our customers and, accordingly, sales by us of BIS Sensors. We expect that over time, sales of BIS Sensors will increase as a percentage of our revenue as compared to sales of Equipment as we build our installed base of monitors and modules. If use of our BIS system, and accordingly, sales of our BIS Sensors, do not increase, our ability to grow our revenue and maintain profitability could be adversely affected.

We depend on our BIS system for substantially all of our revenue, and if the BIS system does not gain widespread market acceptance, then our revenue will not grow.

We began selling our current BIS system in early 1998 and introduced commercially the latest version, the BIS XP system, at the end of the third fiscal quarter of 2001. We also offer BIS monitoring systems, including the BISx system, for the integration into equipment sold by original equipment manufacturers. To date, we have not achieved widespread market acceptance of the BIS system for use in the operating room or in the intensive care unit from healthcare providers or professional anesthesia organizations. Because we depend on our BIS system for substantially all of our revenue and we have no other significant products, if we fail to achieve widespread market acceptance for the BIS system, we will not be able to sustain or grow our product revenue.

Various factors may adversely affect our quarterly operating results through the first fiscal quarter of 2006.

Various factors may adversely affect our quarterly operating results through the first fiscal quarter of 2006. Among these factors are the following: first, we continue to shift the focus of our placements from BIS monitors to original equipment manufacturer products which may lead to a reduction in Equipment revenue and gross margin on Equipment. Second, although the Japanese Ministry of Health, Labor and Welfare, or the Japanese Ministry, recently approved the sale of the BIS XP system through our distributor, Nihon Kohden, the potential benefits of this approval may not be recognized some time, or at all. Third, on October 7, 2004, the Joint Commission on Accreditation of Healthcare Organizations, or JCAHO, issued a Sentinel Event Alert, or Alert, aimed at preventing and managing the impact of anesthesia awareness. The Alert identifies the incidence of awareness, describes common underlying causes and suggests steps for healthcare professionals and institutions to take in order to manage and prevent future occurrences and recommends healthcare organizations develop and implement policies to address anesthesia awareness. Additionally, on October 25, 2005, the ASA House of Delegates approved a Practice Advisory on Intraoperative Awareness and Brain Monitoring, or Practice Advisory, including our BIS Technology. The Practice Advisory recommends that the decision to use brain monitoring technology be made by individual practitioners on a case-by-case basis. While we believe that both the Alert and the Practice Advisory are favorable to our business, industry organizations and others in the anesthesia community may not agree with

the position taken in the Alert or in the Practice Advisory and, accordingly, potential benefits to our business that could have resulted from the Alert and the Practice Advisory may not be significant or realized at all.

Fluctuations in our quarterly operating results could cause our stock price to decrease.

Our operating results have fluctuated significantly from quarter to quarter in the past and are likely to vary in the future. These fluctuations are due to several factors relating to the sale of our products, including:

- the timing and volume of customer orders for our BIS system,
- use of and demand for our BIS Sensors,
- transition of sales focus from BIS monitors to original equipment manufacturer products,
- customer cancellations,
- introduction of competitive products,
- regulatory approvals,
- changes in management,
- turnover in our direct sales force,
- effectiveness of new marketing and sales programs,
- communications published by industry organizations or other professional entities in the anesthesia community that are unfavorable to our business,
- reductions in orders by our distributors and original equipment manufacturers, and
- the timing and amount of our expenses.

Because of these fluctuations, it is likely that in some future quarter or quarters our operating results could fall below the expectations of securities analysts or investors. If our quarterly operating results are below expectations in the future, the market price of our common stock would likely decrease. In addition, because we do not have a substantial backlog of customer orders for our BIS system, revenue in any quarter depends on orders received in that quarter. Our quarterly results may also be adversely affected because some customers may have inadequate financial resources to purchase our products or may fail to pay for our products after receiving them. In particular, hospitals continue to experience financial constraints, consolidations and reorganizations as a result of cost containment measures and declining third-party reimbursement for services, which may result in decreased product orders or an increase in bad debt allowances in any quarter.

If the estimates we make, and the assumptions on which we rely in preparing our financial statements prove inaccurate, our actual results may vary from those reflected in our financial statements.

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges accrued by us and related disclosure of contingent assets and liabilities. This includes estimates and judgments regarding revenue recognition, warranty reserves, inventory valuations and allowances for doubtful accounts. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances at the time such estimates and judgments were made. There can be no assurance, however, that our estimates and judgments, or the assumptions underlying them, will be correct.

We may need additional financing for our future capital needs and may not be able to raise additional funds on terms acceptable to us, or at all.

We believe that the financial resources available to us, including our current working capital and available revolving lines of credit, will be sufficient to finance our planned operations and capital expenditures through

at least the end of 2006. If we are unable to increase our revenue and maintain positive cash flow, we will need to raise additional funds. We may also need additional financing if:

- the research and development costs of our products currently under development increase beyond current estimates,
- we decide to expand faster than currently planned,
- we develop new or enhanced services or products ahead of schedule,
- we decide to undertake new sales and/or marketing initiatives,
- we are required to defend or enforce our intellectual property rights,
- sales of our products do not meet our expectations domestically or internationally,
- we need to respond to competitive pressures, or
- we decide to acquire complementary products, businesses or technologies.

We can provide no assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future operations which would significantly limit our ability to implement our business plan. In addition, we may have to issue equity securities that may have rights, preferences and privileges senior to our common stock or issue debt securities that may contain limitations or restrictions on our ability to engage in certain transactions in the future.

Cases of awareness with recall during monitoring with the BIS system could limit market acceptance of the BIS system and could expose us to product liability claims.

Clinicians have reported to us cases of possible awareness with recall during surgical procedures monitored with the BIS system. In most of the cases that were reported to us, when BIS index values were recorded at the time of awareness, high BIS index values were noted, indicating that the BIS index correctly identified the increased risk of awareness with recall in these patients. However, in a small number of these reported cases, awareness with recall may not have been detected by monitoring with the BIS system. We have not systematically solicited reports of awareness with recall. It is possible that additional cases of awareness with recall during surgical procedures monitored with the BIS system have not been reported to us. Anesthesia providers and hospitals may elect not to purchase and use the BIS system if there is adverse publicity resulting from the report of cases of awareness with recall that were not detected during procedures monitored with the BIS system. If anesthesia providers and hospitals do not purchase and use the BIS system, then we may not sustain or grow our product revenue. Although our multi-center, multinational clinical studies have demonstrated that the use of BIS monitoring to help guide anesthetic administration may be associated with the reduction of the incidence of awareness with recall in adults using general anesthesia and sedation, we may be subject to product liability claims for cases of awareness with recall during surgical procedures monitored with the BIS system. Any of these claims could require us to spend significant time and money in litigation or to pay significant damages. Moreover, if the patient safety benefits of BIS monitoring are not persuasive enough to lead to wider adoption of our BIS technology, or if any additional clinical research we undertake fails to support evidence of a link between the use of BIS monitoring and the incidence of awareness, our business could be adversely affected.

We may not be able to compete with new products or alternative techniques developed by others, which could impair our ability to remain competitive and achieve future growth.

The medical device industry in which we market our products is characterized by rapid product development and technological advances. Our competitors have introduced commercially anesthesia monitoring products which have been cleared by the United States Food and Drug Administration, or FDA. If we do

not compete effectively with these monitoring products, our revenue will be adversely affected. Our current or planned products are at risk of obsolescence from:

- other new monitoring products, based on new or improved technologies,
- new products or technologies used on patients or in the operating room during surgery in lieu of monitoring devices,
- electrical or mechanical interference from new or existing products or technologies,
- alternative techniques for evaluating the effects of anesthesia,
- significant changes in the methods of delivering anesthesia, and
- the development of new anesthetic agents.

We may not be able to improve our products or develop new products or technologies quickly enough to maintain a competitive position in our markets and continue to grow our business.

If we do not maintain our relationships with the anesthesia community, our growth will be limited and our business could be harmed. If anesthesiologists and other healthcare providers do not recommend and endorse our products, our sales may decline or we may be unable to increase our sales and profits.

Physicians typically influence the medical device purchasing decisions of the hospitals and other healthcare institutions in which they practice. Consequently, our relationships with anesthesiologists are critical to our continued growth. We believe that these relationships are based on the quality of our products, our long-standing commitment to the consciousness monitoring market, our marketing efforts and our presence at medical society and trade association meetings. Any actual or perceived diminution in our reputation or the quality of our products, or our failure or inability to maintain our commitment to the consciousness monitoring market and our other marketing and product promotion efforts could damage our current relationships, or prevent us from forming new relationships, with anesthesiologists and other anesthesia professionals and cause our growth to be limited and our business to be harmed.

In order for us to sell our products, anesthesia professionals must recommend and endorse them. We may not obtain the necessary recommendations or endorsements from this community. Acceptance of our products depends on educating the medical community as to the distinctive characteristics, perceived benefits, safety, clinical efficacy and cost-effectiveness of our products compared to traditional methods of consciousness monitoring and the products of our competitors, and on training healthcare professionals in the proper application of our products. If we are not successful in obtaining the recommendations or endorsements of anesthesiologists and other healthcare professionals for our products, our sales may decline or we may be unable to increase our sales and profits.

Negative publicity or unfavorable media coverage could damage our reputation and harm our operations.

Certain companies that manufacture medical devices have received significant negative publicity in the past when their products did not perform as the medical community or patients expected. This publicity, and the perception such products may not have functioned properly, may result in increased litigation, including large jury awards, legislative activity, increased regulation and governmental review of company and industry practices. If we were to receive such negative publicity or unfavorable media attention, whether warranted or unwarranted, our ability to market our products would be adversely effected, we may be required to change our products, become subject to increased regulatory burdens and we may be required to pay large judgments or fines. Any combination of these factors could further increase our cost of doing business and adversely affect our financial position, results of operations and cash flows.

If we do not successfully develop or acquire and introduce enhanced or new products we could lose revenue opportunities and customers.

Our success in developing or acquiring and commercializing new products and enhancements of current products is affected by our ability to:

- Identify in a timely manner new market trends;
- Assess customer needs;
- Successfully develop or acquire competitive products;
- Complete regulatory clearance in a timely manner;
- Successfully develop cost effective manufacturing processes;
- Introduce such products to our customers in a timely manner; and
- Achieve market acceptance.

If we are unable to continue to develop or acquire and market new products and technologies, we may experience a decrease in demand for our products, and a loss of market share and our business would suffer. As the market for our BIS system matures, we need to develop or acquire and introduce new products for anesthesia monitoring or other applications. In 2002, we introduced commercially the BIS Extend Sensor for patients who are typically monitored for an extended period of time, such as in intensive care unit settings. We do not know whether the use of the BIS system in the intensive care unit will achieve market acceptance. In addition, we have begun to research the use of BIS monitoring to diagnose and track neurological diseases, including Alzheimer's Disease and depression, and face at least the following two related risks:

- we may not successfully adapt the BIS system to function properly for procedural sedation, when used with anesthetics we have not tested or with patient populations we have not studied, such as infants, and
- our technology is complex, and we may not be able to develop it further for applications outside anesthesia monitoring, such as the diagnosis and tracking of neurological diseases.

We are focused on the market for brain monitoring products. The projected demand for our products could materially differ from actual demand if our assumptions regarding this market and its trends and acceptance of our products by the medical community prove to be incorrect or do not materialize or if other products or technologies gain more widespread acceptance, which in each case would adversely affect our business prospects and profitability.

If we do not successfully adapt the BIS system for new products and applications both within and outside the field of anesthesia monitoring, or if such products and applications are developed but not successfully commercialized, then we could lose revenue opportunities and customers.

If our clinical trials are delayed or unsuccessful, it could have an adverse effect on our business.

We are in the process of initiating several clinical studies, including studies in the area of interoperative awareness in children, depression and Alzheimer's disease, and the association between deep anesthesia and long-term patient outcomes. Clinical trials require sufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol and the eligibility criteria for the clinical trial. Delays in patient enrollment can result in increased costs and longer development times.

We cannot predict whether we will encounter problems with respect to any of our completed, ongoing or planned clinical trials that will cause us or regulatory authorities to delay or suspend our clinical trials or delay the analysis of data from our completed or ongoing clinical trials. In addition, we cannot assure you that we will be successful in reaching the endpoints in these trials, or if we do, that the FDA or other regulatory agencies will accept the results.

Any of the following could delay the completion of our ongoing and planned clinical trials, or result in failure of these trials to support our business:

- delays or the inability to obtain required approvals from institutional review boards or other governing entities at clinical sites selected for participation in our clinical trials,
- delays in enrolling patients and volunteers into clinical trials,
- lower than anticipated retention rate of patients and volunteers in clinical trials,
- negative results from clinical trials for any of our potential products, including those involving the management of depression and the early diagnosis and tracking of Alzheimers disease,
- failure of our clinical trials to demonstrate the efficacy or clinical utility of our potential products.

If we determine that the costs associated with attaining regulatory approval of a product exceed the potential financial benefits or if the projected development timeline is inconsistent with our determination of when we need to get the product to market, we may chose to stop a clinical trial and/or development of a product.

If we do not develop and implement a successful sales and marketing strategy, we will not expand our business.

In the past, we have experienced high turnover in our direct sales force. It is possible that high turnover may occur in the future. If new sales representatives do not acquire the technological skills to sell our products in a timely and successful manner or we experience high turnover in our direct sales force, we may not be able to sustain and grow our product revenue. In addition, in order to increase our sales, we need to continue to strengthen our relationships with our international distributors and continue to add international distributors. Also, we need to continue to strengthen our relationships with our original equipment manufacturers and other sales channels and increase sales through these channels. On an ongoing basis, we need to develop and introduce new sales and marketing programs and clinical education programs to promote the use of the BIS system by our customers. If we do not implement these new sales and marketing and education programs in a timely and successful manner, we may not be able to achieve the level of market awareness and sales required to expand our business. We have only limited sales and marketing experience both in the United States and internationally and may not be successful in developing and implementing our strategy. Among other things, we need to:

- provide or assure that distributors and original equipment manufacturers provide the technical and educational support customers need to use the BIS system successfully,
- promote frequent use of the BIS system so that sales of our disposable BIS Sensors increase,
- establish and implement successful sales and marketing and education programs that encourage our customers to purchase our products or the products that are made by original equipment manufacturers incorporating our technology,
- manage geographically dispersed operations, and
- modify our products and marketing and sales programs for foreign markets.

We encourage our direct sales force, distributors and original equipment manufacturers to maximize the amount of our products they sell and they may engage in aggressive sales practices that may harm our reputation.

We sell our products through a combination of direct sales force, third party distributors and original equipment manufacturers. As a means to incentivize the sales force, distributors and original equipment manufacturers, the compensation we pay increases with the amount of our products they sell. For example, the compensation paid to our members of our direct sales force consists, in part, of commissions and, the greater the number of sales, the higher the commission we pay. The participants in our sales channels may engage in

sales practices that are aggressive or considered to be inappropriate by existing or potential customers. In addition, we do not exercise control over, and may not be able to provide sufficient oversight of, the sales practices and techniques used by third party distributors and original equipment manufacturers. Negative public opinion resulting from these sales practices can adversely affect our ability to keep and attract customers and could expose us to litigation.

Our third-party distribution and original equipment manufacturer relationships could negatively affect our profitability, cause sales of our products to decline and be difficult to terminate if we are dissatisfied.

Sales through distributors could be less profitable than direct sales. Sales of our products through multiple channels could also confuse customers and cause the sale of our products to decline. We do not control our original equipment manufacturers and distribution partners. Our partners could sell competing products, may not incorporate our technology into their products in a timely manner and may devote insufficient sales efforts to our products. In addition, our partners are generally not required to purchase minimum quantities. As a result, even if we are dissatisfied with the performance of our partners, we may be unable to terminate our agreements with these partners or enter into alternative arrangements.

We may not be able to generate enough additional revenue from our international expansion to offset the costs associated with establishing and maintaining foreign operations.

A component of our growth strategy is to expand our presence in international markets. We conduct international business primarily in Europe and Japan and we are attempting to increase the number of countries in which we do business. It is costly to establish international facilities and operations and to promote the BIS system in international markets. We have encountered barriers to the sale of our BIS system outside the United States, including less acceptance by anesthesia providers for use of disposable products, such as BIS Sensors, delays in regulatory approvals outside of the United States, particularly in Japan, and difficulties selling through indirect sales channels. In addition, we have little experience in marketing and distributing products in international markets. Revenue from international activities may not offset the expense of establishing and maintaining these international operations.

We may not be able to meet the unique operational, legal and financial challenges that we will encounter in our international operations, which may limit the growth of our business.

We are increasingly subject to a number of challenges which specifically relate to our international business activities. These challenges include:

- failure of local laws to provide adequate protection against infringement of our intellectual property,
- protectionist laws and business practices that favor local competitors, which could slow our growth in international markets,
- difficulties in terminating or modifying distributor arrangements because of restrictions in markets outside the United States,
- less acceptance by foreign anesthesia providers of the use of disposable products, such as BIS Sensors,
- delays in regulatory approval of our products,
- currency conversion issues arising from sales denominated in currencies other than the United States dollar,
- foreign currency exchange rate fluctuations,
- longer sales cycles to sell products like the BIS system to hospitals and outpatient surgical centers, which could slow our revenue growth from international sales, and
- longer accounts receivable payment cycles and difficulties in collecting accounts receivable.

If we are unable to meet and overcome these challenges, our international operations may not be successful which would limit the growth of our business and could adversely impact our results of operations.

We may experience customer dissatisfaction and our reputation could suffer if we fail to manufacture enough products to meet our customers' demands.

We rely on third-party manufacturers to assemble and manufacture the components of our BIS monitors, original equipment manufacturer products and a portion of our BIS Sensors. We manufacture substantially all BIS Sensors in our own manufacturing facility. We have only one manufacturing facility. If we fail to produce enough products at our own manufacturing facility or at a third-party manufacturing facility for any reason, including damage or destruction of the facility, or experience a termination or modification of any manufacturing arrangement with a third party, we may be unable to deliver products to our customers on a timely basis. Even if we are able to identify alternative facilities to manufacture our products, if necessary, we may experience disruption in the supply of our products until such facilities are available. Although we believe we possess adequate insurance for damage to our property and the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses and may not be available to us on acceptable terms or at all. In addition, we intend to transfer our manufacturing operations from our facilities in Newton, Massachusetts to our newly leased property in Norwood, Massachusetts. We may encounter delays in delivering our products as we establish and qualify these manufacturing operations at our new facility. Our failure to deliver products on a timely basis could lead to customer dissatisfaction and damage our reputation.

Our reliance on sole-source suppliers could adversely affect our ability to meet our customers' demands for our products in a timely manner or within budget.

Some of the components that are necessary for the assembly of our BIS system, including some of the components used in our BIS Sensors, are currently provided to us by sole-source suppliers or a limited group of suppliers. We purchase components through purchase orders rather than long-term supply agreements and generally do not maintain large volumes of inventory. We have experienced shortages and delays in obtaining some of the components of our BIS systems in the past, and we may experience similar shortages or delays in the future. The disruption or termination of the supply of components could cause a significant increase in the costs of these components, which could affect our profitability. A disruption or termination in the supply of components could also result in our inability to meet demand for our products, which could lead to customer dissatisfaction and damage our reputation. If a supplier is no longer willing or able to manufacture components that we purchase and integrate into the BIS system, we may attempt to design replacement components ourselves that would be compatible with our existing technology. In doing so, we would incur additional research and development expenses, and there can be no assurance that we would be successful in designing or manufacturing any replacement components. Furthermore, if we are required to change the manufacturer of a key component of the BIS system, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could delay our ability to manufacture BIS systems in a timely manner or within budget.

We plan to relocate our facilities in 2006 and it may cause disruption to our operations and our business.

We have announced our intention to move our principal operating facilities to Norwood, Massachusetts by the end of 2006. Our new facility requires significant construction and build out before we will be able to relocate. If the new facility is not completed in a timely manner or if we are able to move some but not all of our operations to the new facility, we may experience significant interruption to our business. We will be required to achieve compliance at our new facility with FDA Good Manufacturing Practices and other regulatory approvals in order to manufacture our products. Any delay in receiving necessary approvals would adversely affect our ability to supply our product and reduce our sales and could adversely affect our reputation. In addition, as a result of our relocation we may lose some of our key employees, and if we are not able to retain or replace key personnel, our business could be adversely affected.

We may be required to bring litigation to enforce our intellectual property rights, which may result in substantial expense and may divert our attention from the implementation of our business strategy.

We believe that the success of our business depends, in part, on obtaining patent protection for our products, defending our patents once obtained and preserving our trade secrets. We rely on a combination of contractual provisions, confidentiality procedures and patent, trademark and trade secret laws to protect the proprietary aspects of our technology. These legal measures afford only limited protection, and competitors may gain access to our intellectual property and proprietary information. Any patents we have obtained or will obtain in the future might also be invalidated or circumvented by third parties. Our pending patent applications may not issue as patents or, if issued, may not provide commercially meaningful protection, as competitors may be able to design around our patents or produce alternative, non-infringing designs. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expense and diversion of our attention from the business and may not be adequate to protect our intellectual property rights.

We may be sued by third parties which claim that our products infringe on their intellectual property rights, particularly because there is substantial uncertainty about the validity and breadth of medical device patents.

We may be subject to litigation by third parties based on claims that our products infringe the intellectual property rights of others. This risk is exacerbated by the fact that the validity and breadth of claims covered in medical technology patents involve complex legal and factual questions for which important legal principles are unresolved. Any litigation or claims against us, whether or not valid, could result in substantial costs, could place a significant strain on our financial resources and could harm our reputation. In addition, intellectual property litigation or claims could force us to do one or more of the following:

- cease selling, incorporating or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue,
- obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all, and
- redesign our products, which may be costly, time-consuming and may not be successful.

We could be exposed to significant product liability claims which could divert management attention and adversely affect our cash balances, our ability to obtain and maintain insurance coverage at satisfactory rates or in adequate amounts and our reputation.

The manufacture and sale of our products expose us to product liability claims and product recalls, including those which may arise from misuse or malfunction of, or design flaws in, our products or use of our products with components or systems not manufactured or sold by us. There may be increased risk of misuse of our products if persons not skilled in consciousness monitoring attempt to use our BIS monitoring products. Product liability claims or product recalls, regardless of their ultimate outcome, could require us to spend significant time and money in litigation or to pay significant damages. We currently maintain product liability insurance; however, it may not cover the costs of any product liability claims made against us. Furthermore, we may not be able to obtain insurance in the future at satisfactory rates or in adequate amounts. In addition, publicity pertaining to the misuse or malfunction of, or design flaws in, our products could impair our ability to successfully market and sell our products and could lead to product recalls.

Several class action lawsuits have been filed against the underwriters of our initial public offering which may result in negative publicity and potential litigation against us that would be costly to defend and the outcome of which is uncertain and may harm our business.

The underwriters of our initial public offering are named as defendants in several class action complaints which have been filed allegedly on behalf of certain persons who purchased shares of our common stock between January 28, 2000 and December 6, 2000. These complaints allege violations of the Securities Act of

1933 and the Securities Exchange Act of 1934. Primarily they allege that there was undisclosed compensation received by our underwriters in connection with our initial public offering. While we and our officers and directors have not been named as defendants in these suits, based on comparable lawsuits filed against other companies, there can be no assurance that we and our officers and directors will not be named in similar complaints in the future. In addition, the underwriters may assert that we are liable for some or all of any liability that they are found to have to the plaintiffs, pursuant to the indemnification provisions of the underwriting agreement we entered into as part of the initial public offering, or otherwise.

We can provide no assurance as to the outcome of these complaints or any potential suit against us or our officers and directors. Any conclusion of these matters in a manner adverse to us could have a material adverse affect on our financial position and results of operations. In addition, the costs to us of defending any litigation or other proceeding, even if resolved in our favor, could be substantial. Such litigation could also substantially divert the attention of our management and our resources in general. Even if we are not named as defendants in these lawsuits, we may also be required to incur significant costs and our management may be distracted by being required to provide information, documents or testimony in connection with the actions against our underwriters. Uncertainties resulting from the initiation and continuation of any litigation or other proceedings and the negative publicity associated with this litigation could harm our ability to compete in the marketplace.

Boston Scientific Corporation may be able to affect corporate actions requiring stockholder approval because it owns a significant amount of our common stock, additionally, if our strategic alliance with Boston Scientific Corporation is not successful, our operating results could be adversely affected.

As of March 1, 2006, Boston Scientific Corporation owned approximately 27% of our outstanding common stock. If Boston Scientific Corporation maintains or increases its ownership of our outstanding common stock, it may have the ability to affect corporate actions requiring stockholder approval. If Boston Scientific Corporation sells shares of our common stock, it may cause a decline in the price of our common stock. On August 7, 2002, we formed a strategic alliance with Boston Scientific Corporation. In connection with this strategic alliance, we entered into an agreement pursuant to which we granted Boston Scientific Corporation an option to distribute newly developed technology for monitoring patients under sedation in a range of less-invasive medical specialties Additionally, in May 2005 we entered into a product development and distribution agreement with Boston Scientific under which Boston Scientific Corporation will provide us with $25.0 million to fund the development of brain monitoring technology designed to aid the diagnosis and treatment for depression and Alzheimer's disease. If such products are not successfully developed, marketed and sold under either agreement in a manner consistent with our expectations, the growth of our business and our operating results will be adversely affected. Additionally, if Boston Scientific Corporation terminates either our strategic alliance or our development agreement or if there are any disruptions in our relationship with them, it could materially, adversely affect the development of our business and, in certain cases, could adversely affect the funding we receive for the development of our product candidates for depression and Alzheimer's disease.

We may not reserve amounts adequate to cover product obsolescence, claims and returns, which could result in unanticipated expenses and fluctuations in operating results.

Depending on factors such as the timing of our introduction of new products which utilize our BIS technology, as well as warranty claims and product returns, we may need to reserve amounts in excess of those currently reserved for product obsolescence, excess inventory, warranty claims and product returns. These reserves may not be adequate to cover all costs associated with these items. If these reserves are inadequate, we would be required to incur unanticipated expenses which could result in unexpected fluctuations in quarterly operating results.

We may not be able to compete effectively, which could result in price reductions and decreased demand for our products.

We are facing increased competition in the domestic level of consciousness monitoring market as a result of a number of competitors' monitoring systems which have been cleared by the FDA. These products are

marketed by well-established medical products companies with significant resources. We may not be able to compete effectively with these and other potential competitors. We may also face substantial competition from companies which may develop sensor products that compete with our proprietary BIS Sensors for use with our BIS monitors or with third-party monitoring systems or anesthesia delivery systems that incorporate the BIS index. We also expect to face competition from companies currently marketing conventional electroencephalogram, or EEG, monitors using standard and novel signal-processing techniques. Other companies may develop anesthesia-monitoring systems that perform better than the BIS system and/or sell for less. In addition, one or more of our competitors may develop products that are substantially equivalent to our FDA-approved products, in which case they may be able to use our products as predicate devices to more quickly obtain FDA approval of their competing products. Medical device companies developing these and other competitive products may have greater financial, technical, marketing and other resources than we do. Competition in the sale of anesthesia-monitoring systems could result in price reductions, fewer orders, reduced gross margins and loss of market share. We are seeking to develop new products and technologies in the areas of depression and Alzheimer's disease. If we are not successful in developing new products or technologies, or if we experience delays in development or release of such products, we may not be able to compete successfully.

Our ability to market and sell our products and generate revenue depends upon receipt of domestic and foreign regulatory approval of our products and manufacturing operations.

Before we can market new products in the United States, we must obtain clearance from the FDA. If the FDA concludes that any of our products do not meet the requirements to obtain clearance of a premarket notification under Section 510(k) of the Food, Drug and Cosmetic Act, then we would be required to file a premarket approval application. The premarket approval application process is lengthy, expensive and typically requires extensive preclinical and clinical trial data. We may not obtain clearance of a 510(k) notification or approval of a premarket approval application with respect to any of our products on a timely basis, if at all. If we fail to obtain timely clearance or approval for our products, we will not be able to market and sell our products, which will limit our ability to generate revenue. We may also be required to obtain clearance of a 510(k) notification from the FDA before we can market certain previously marketed products which we modify after they have been cleared. We have made certain enhancements to our currently marketed products which we have determined do not necessitate the filing of a new 510(k) notification. However, if the FDA does not agree with our determination, it will require us to file a new 510(k) notification for the modification and we may be prohibited from marketing the modified device until we obtain FDA clearance.

The FDA also requires us to adhere to current Good Manufacturing Practices regulations, which include production design controls, testing, quality control, storage and documentation procedures. The FDA may at any time inspect our facilities to determine whether adequate compliance has been achieved. Compliance with current Good Manufacturing Practices regulations for medical devices is difficult and costly. In addition, we may not continue to be compliant as a result of future changes in, or interpretations of, regulations by the FDA or other regulatory agencies. If we do not achieve continued compliance, the FDA may withdraw marketing clearance or require product recall. When any change or modification is made to a device or its intended use, the manufacturer may be required to reassess compliance with current Good Manufacturing Practices regulations, which may cause interruptions or delays in the marketing and sale of our products.

Sales of our products outside the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain approvals from foreign countries may be longer than that required for FDA approval, and requirements for foreign licensing may differ from FDA requirements.

The federal, state and foreign laws and regulations regarding the manufacture and sale of our products are subject to future changes, as are administrative interpretations of regulatory agencies. If we fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, including product seizures, recalls, withdrawal of clearances or approvals and civil and criminal penalties.

Even if we obtain the necessary FDA clearances or approvals, if we or our suppliers fail to comply with ongoing regulatory requirements our products could be subject to restrictions or withdrawal from the market.

We are subject to the Medical Device Reporting, or MDR, regulations that require us to report to the FDA if our products may have caused or contributed to patient death or serious injury, or if our device malfunctions and a recurrence of the malfunction would likely result in a death or serious injury. We must also file reports of device corrections and removals and adhere to the FDA's rules on labeling and promotion. Our failure to comply with these or other applicable regulatory requirements could result in enforcement action by the FDA, which may include any of the following:

- untitled letters, warning letters, fines, injunctions and civil penalties,
- administrative detention, which is the detention by the FDA of medical devices believed to be adulterated or misbranded,
- customer notification, or orders for repair, replacement or refund,
- voluntary or mandatory recall or seizure of our products,
- operating restrictions, partial suspension or total shutdown of production,
- refusal to review pre-market notification or pre-market approval submissions,
- rescission of a substantial equivalence order or suspension or withdrawal of a pre-market approval, and
- criminal prosecution.

Any of the foregoing actions by the FDA could have a material adverse effect on our business and results of operations.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and regulations and, if we are unable to fully comply with such laws, could face substantial penalties.

Our operations may be directly or indirectly affected by various state and federal healthcare fraud and abuse laws, including the federal Anti-Kickback Statute, which prohibit any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing or arranging for an item or service, for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. If our past or present operations are found to be in violation of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation. If enforcement action were to occur, our business and financial condition would be harmed.

If we do not retain our senior management and other key employees, we may not be able to successfully implement our business strategy.

Our president and chief executive officer, Nassib Chamoun, joined us at our inception in 1987. Our chairman, J. Breckenridge Eagle, began serving as a director in 1988. Many other members of our management and key employees have extensive experience with us and other companies in the medical device industry. Our success is substantially dependent on the ability, experience and performance of these members of our senior management and other key employees. Because of their ability and experience, if we lose one or more of the members of our senior management or other key employees, our ability to successfully implement our business strategy could be seriously harmed.

If we do not attract and retain skilled personnel, or if we do not maintain good relationships with our employees, we will not be able to expand our business.

Our products are based on complex signal-processing technology. Accordingly, we require skilled personnel to develop, manufacture, sell and support our products. Our future success will depend largely on our ability to continue to hire, train, retain and motivate additional skilled personnel, particularly sales representatives who are responsible for customer education and training and post-installation customer support. Consequently, if we are not able to attract and retain skilled personnel, we will not be able to expand our business.

In addition, we may be subject to claims that we engage in discriminatory or inappropriate practices with respect to our hiring, termination, promotion and compensation processes for our employees. Such claims, with or without merit, could be time consuming, distracting and expensive to defend, could divert attention of our management from other tasks important to the success of our business and could adversely affect our reputation as an employer.

Our employees may engage in misconduct or other improper activities, including insider trading.

We are exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include intentional failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to accurately report financial information or data or to disclose unauthorized activities to us. Employee misconduct could also involve the improper use of customer information or information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses.

In addition, during the course of our operations, our directors, executives and employees may have access to material, non-public information regarding our business, our results of operations or potential transactions we are considering. Despite the adoption of an Insider Trading Policy, we may not be able to prevent a director or employee from trading in our common stock on the basis of or while having access to material, non-public information. If a director or employee were to be investigated, or an action were be brought against a director or employee, for insider trading, it could have a negative impact on our reputation and our stock price. Such a claim, with or without merit, could also result in substantial expenditures of time and money, and divert attention of our management team from other tasks important to the success of our business.

Failure of users of the BIS system, or users of future products of the company, to obtain adequate reimbursement from third-party payors could limit market acceptance of the BIS system and other products, which could prevent us from sustaining profitability.

Anesthesia providers are generally not reimbursed separately for patient monitoring activities utilizing the BIS system. For hospitals and outpatient surgical centers, when reimbursement is based on charges or costs, patient monitoring with the BIS system may reduce reimbursements for surgical procedures, because charges or costs may decline as a result of monitoring with the BIS system. Failure by hospitals and other users of the BIS system to obtain adequate reimbursement from third-party payors, or any reduction in the reimbursement by third-party payors to hospitals and other users as a result of using the BIS system could limit market acceptance of the BIS system, which could prevent us from sustaining profitability.

In addition, market acceptance of future products serving the depression and Alzheimer's disease markets could depend upon adequate reimbursement from third-party payors. The ability and willingness of third-party payors to authorize coverage and sufficient reimbursement to compensate and encourage physicians to use such products is both problematical and uncertain.

Transactions engaged in by our largest stockholders, our directors or executives involving our common stock may have an adverse effect on the price of our stock.

Our largest three stockholders each own greater than 9% of our outstanding common stock. Subsequent sales of our shares by these stockholders could have the effect of lowering our stock price. The perceived risk associated with the possible sale of a large number of shares by these stockholders, or the adoption of significant short positions by hedge funds or other significant investors, could cause some of our stockholders to sell their stock, thus causing the price of our stock to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of stock by directors or officers of the Company could cause other institutions or individuals to engage in sales of our common stock, which may further cause the price of our stock to decline.

From time to time our directors and executive officers sell shares of our common stock on the open market. These sales are publicly disclosed in filings made with the SEC. In the future, our directors and executive officers may sell a significant number of shares for a variety of reasons unrelated to the performance of our business. Our stockholders may perceive these sales as a reflection on management's view of the business and result in some stockholders selling their shares of our common stock. These sales could cause the price of our stock to drop.

We have various mechanisms in place to discourage takeover attempts, which may reduce or eliminate our stockholders' ability to sell their shares for a premium in a change of control transaction.

Various provisions of our certificate of incorporation and by-laws and of Delaware corporate law may discourage, delay or prevent a change in control or takeover attempt of our company by a third party that is opposed by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have the opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control or change in our management and board of directors. These provisions include:

- preferred stock that could be issued by our board of directors to make it more difficult for a third party to acquire, or to discourage a third party from acquiring, a majority of our outstanding voting stock,
- classification of our directors into three classes with respect to the time for which they hold office,
- non-cumulative voting for directors,
- control by our board of directors of the size of our board of directors,
- limitations on the ability of stockholders to call special meetings of stockholders,
- inability of our stockholders to take any action by written consent, and
- advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by our stockholders at stockholder meetings.

In addition, in November 2004, our board of directors adopted a shareholder rights plan, the provisions of which could make it more difficult for a potential acquirer of Aspect to consummate an acquisition transaction.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

We currently lease approximately 61,000 square feet in Newton, Massachusetts of which approximately 12,000 square feet is used for manufacturing and approximately 49,000 square feet is used for research and development, sales and marketing, general and administrative purposes and warehouse space. This lease expires on December 31, 2006.

In February 2006, we signed a new lease agreement for a facility in Norwood, Massachusetts. We have agreed to lease approximately 136,500 square feet of property and, due to the fact the premises are still under construction, we will access the premises in three phases. We intend to move all of our operations currently conducted in Newton to Norwood, including manufacturing operations, on or before December 31, 2006.

In October 2003, we entered into a lease for our international organization for approximately 2,765 square feet of office space located in De Meern, The Netherlands. This lease expires in October 2008.

Item 3. Legal Proceedings.

We are not a party to any material threatened or pending legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 31, 2005 through the solicitation of proxies or otherwise.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

(a) ***Market for Registrant's Common Equity***

Our common stock has been traded on the Nasdaq National Market under the symbol "ASPM" since January 28, 2000. The following table sets forth, for the years ended December 31, 2004 and 2005, the range of high and low sales prices for our common stock on the Nasdaq National Market. These prices do not include retail mark-up, mark-down or commissions and may not represent actual transactions.

	High	Low
2004:		
Quarter Ended April 3, 2004	$18.25	$11.10
Quarter Ended July 3, 2004	$19.67	$14.22
Quarter Ended October 2, 2004	$19.42	$12.14
Quarter Ended December 31, 2004	$25.96	$17.00
2005:		
Quarter Ended April 2, 2005	$24.50	$19.44
Quarter Ended July 2, 2005	$32.74	$20.74
Quarter Ended October 1, 2005	$34.98	$26.04
Quarter Ended December 31, 2005	$38.73	$27.47

On March 1, 2006, the last reported sales price of our common stock on the Nasdaq National Market was $25.78 per share. As of March 1, 2006, there were approximately 393 holders of record of our common stock.

(b) ***Dividend Policy***

We have never paid or declared any cash dividends on our common stock or other securities and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all earnings for use in the operation and expansion of our business. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. Additionally, our revolving line of credit agreements with each of Bank of America (formerly Fleet National Bank) and Boston Scientific Corporation prohibit the declaration or payment of cash dividends without the consent of these parties.

Item 6. Selected Consolidated Financial Data.

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes and other financial information included elsewhere in this Annual Report on Form 10-K. The consolidated statements of operations data for the years ended December 31, 2005, 2004 and 2003, and the consolidated balance sheet data as of December 31, 2005 and 2004, are derived from our audited consolidated financial statements included in this Annual Report on Form 10-K. The consolidated statements of operations data for the years ended December 31, 2002 and 2001 and the consolidated balance sheet data as of December 31, 2003, 2002, and 2001 are derived from our audited consolidated financial statements not included in this Annual Report on Form 10-K. The historical results presented here are not necessarily indicative of future results.

	Year Ended December 31,				
	2005	2004	2003	2002	2001
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Product revenue	$73,474	$54,902	$43,476	$ 39,776	$ 35,829
Strategic alliance revenue	3,521	662	615	—	—
Total revenue	76,995	55,564	44,091	39,776	35,829
Costs of product revenue	19,303	12,992	10,898	11,815	12,446
Gross profit margin	57,692	42,572	33,193	27,961	23,383
Operating expenses:					
Research and development	10,464	7,470	7,287	7,827	7,467
Sales and marketing	30,388	26,776	25,321	28,449	28,396
General and administrative	10,291	8,946	7,833	7,942	7,803
Total operating expenses	51,143	43,192	40,441	44,218	43,666
Income (loss) from operations	6,549	(620)	(7,248)	(16,257)	(20,283)
Interest income, net	1,926	923	725	956	2,564
Net income (loss)	$ 8,475	$ 303	$(6,523)	$(15,301)	$(17,719)
Net income (loss) per share:					
Basic	$ 0.39	$ 0.02	$ (0.34)	$ (0.83)	$ (1.01)
Diluted	$ 0.35	$ 0.01	$ (0.34)	$ (0.83)	$ (1.01)
Weighted average shares used in computing net income (loss) per share:					
Basic	21,508	20,142	19,413	18,450	17,614
Diluted	23,921	22,286	19,413	18,450	17,614

	December 31,				
	2005	2004	2003	2002	2001
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$43,691	$32,213	$26,062	$31,765	$36,358
Restricted cash	82	82	5,100	5,100	5,100
Working capital	47,988	34,224	30,680	36,734	41,266
Total assets	87,132	61,690	47,740	54,480	63,369
Long-term debt	—	186	525	1,015	964
Total stockholders' equity	67,423	45,586	30,968	36,797	48,056

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We derive our revenue primarily from sales of BIS monitors, our original equipment manufacturer products (including BIS Module Kits and BISx) and related accessories, which we collectively refer to as Equipment, and sales of BIS Sensors. We also derive a portion of our revenue from strategic alliances. For management purposes, we segregate our revenue by sales within region and sales by product group as shown in the following table:

	2005	2004	2003
		(in thousands)	
Domestic revenue	$58,430	$43,638	$35,968
Percent of total revenue	76%	79%	82%
International revenue	$18,565	$11,926	$ 8,123
Percent of total revenue	24%	21%	18%
Total revenue	$76,995	$55,564	$44,091
BIS Sensor revenue	$53,321	$39,585	$30,391
Percent of total revenue	69%	71%	69%
Equipment revenue	$20,150	$15,317	$13,085
Percent of total revenue	26%	29%	31%
Strategic alliance revenue	$ 3,524	$ 662	$ 615
Percent of total revenue	5%	1%	—
Total revenue	$76,995	$55,564	$44,091

At December 31, 2005, we had cash, cash equivalents, restricted cash and short-term investments of approximately $43.8 million and working capital of approximately $48.0 million.

We follow a system of fiscal quarters as opposed to calendar quarters. Under this system, the first three quarters of each fiscal year end on the Saturday closest to the end of the calendar quarter and the last quarter of the fiscal year always ends on December 31.

We believe our ability to grow our revenue is directly related to our ability to sell our Equipment to healthcare organizations and influence our customers after they purchase our Equipment to continue to purchase and use our BIS Sensors. We believe the increase in our installed base of Equipment resulting from the sale of BIS monitors and the sale of original equipment manufacturers' equipment incorporating our BIS Module Kit or BISx system has been the primary reason for the growth in revenue from the sale of BIS Sensors. In order to successfully grow our revenue, we need to continue to focus on both selling our Equipment and improving our per monitor and per original equipment manufacturer product sensor utilization rate. To achieve this growth, we continue to implement new sales and marketing programs. We expect that as we grow our business, revenue from the sale of BIS Sensors will continue to contribute an increasing percentage of product revenue. Additionally, we believe that, over time, revenue from the sale of BIS Module Kits and our BISx system will increase as a percentage of total Equipment revenue as healthcare organizations purchase our technology as part of an integrated solution offered by our original equipment manufacturers.

In order to sustain profitability, we believe that we need to continue to maintain our gross profit margin and control the growth of our operating expenses. To maintain our gross profit margin we believe we must continue to focus on maintaining our average unit sales prices of our BIS Sensors, increasing revenue from the sale of BIS Sensors as a percentage of total revenue, as BIS Sensors have a higher gross profit margin than Equipment, and continuing to reduce the costs of manufacturing our products.

For those healthcare organizations desiring to acquire our BIS monitors directly from us, we offer two options. Our customers have the option either to purchase BIS monitors outright or to acquire BIS monitors pursuant to a sales-type lease agreement whereby the customer contractually commits to purchase a minimum

number of BIS Sensors per BIS monitor per year. Under our sales-type leases, customers purchase BIS Sensors and the BIS monitor for the purchase price of the BIS Sensors plus an additional charge per BIS Sensor to pay for the purchase price of the BIS monitor and related financing costs over the term of the agreement. We also grant these customers an option to purchase the BIS monitors at the end of the term of the agreement, which is typically three to five years. We recognize Equipment revenue under sales-type lease agreements either at shipment or delivery in accordance with the agreed upon contract terms with interest income recognized over the life of the sales-type lease. The cost of the BIS monitor acquired by the customer is recorded as costs of revenue in the same period. Sales-type leases accounted for approximately 2%, 2% and 4% of total revenue in 2005, 2004 and 2003, respectively.

Under certain limited circumstances, we also offer customers the opportunity to use the BIS monitors under our Equipment Placement program, which we refer to as the EP program. Under the EP program, the customer is granted the right to use the BIS monitors for a mutually agreed upon period of time. During this period, the customer purchases BIS Sensors at a price that includes a premium above the list price of the BIS Sensors to cover the rental of the equipment, but without any minimum purchase commitments. At the end of the agreed upon period, the customer has the option of purchasing the BIS monitors, continuing to use them under the EP program or returning them to us.

We have subsidiaries in The Netherlands and the United Kingdom to facilitate the sale of our products into the international market. We are continuing to develop our international sales and distribution program through our own sales and marketing personnel and a combination of distributors and marketing partners, including companies with which we have entered into original equipment manufacturer relationships.

In January 1998, we entered into a distribution agreement with Nihon Kohden Corporation to distribute BIS monitors in Japan. Nihon Kohden has received approval from the Japanese Ministry of Health, Labor and Welfare for marketing in Japan our A-1050 EEG Monitor with BIS, our A-2000 BIS Monitor, our BIS module and, most recently in 2005, our BIS XP system. In January 2002, the Japanese Ministry of Health, Labor and Welfare granted reimbursement approval for use of our BIS monitors. With this approval, healthcare providers in Japan are eligible to receive partial reimbursement of 1,000 Yen each time BIS monitoring is used. Sales to Nihon Kohden represented approximately 19%, 18% and 13%, respectively, of international revenue in 2005, 2004 and 2003, respectively.

Various factors may adversely affect our quarterly operating results through the first fiscal quarter of 2006 and beyond. These factors include the impact of the shift in our placements from BIS monitors to original equipment manufacturer products, which may lead to a reduction in gross margin on Equipment, the continued challenges of the worldwide economy and recent industry pronouncements on anesthesia awareness, including the Sentinel Event Alert issued by the Joint Commission on Accreditation of Healthcare Organizations and the Practice Advisory on Interoperative Awareness which was approved by the American Society of Anesthesiologists House of Delegates in October 2005. The advisory recommends that the decision to use brain monitoring technology should be made by individual practitioners on a case-by-case basis. In addition, in Japan, Nihon Kohden recently received approval of the BIS XP system and we may not recognize the potential benefits of this approval for some time, if at all.

Critical Accounting Policies

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Note 2 of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K includes a summary of our significant accounting policies and methods used in the preparation of our financial statements. In preparing these financial statements, we have made estimates and judgments in determining certain amounts included in the financial statements. The application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. We do not believe there is a

significant likelihood that materially different amounts would be reported under different conditions or using different assumptions. We believe that our critical accounting policies and estimates are as follows:

Revenue Recognition

We sell our BIS monitors primarily through a combination of a direct sales force and distributors. Our original equipment manufacturer products are sold to original equipment manufacturers who in turn sell them to the end-user. BIS Sensors are sold through a combination of a direct sales force, distributors and original equipment manufacturers. Direct product sales are structured as sales, sales-type lease arrangements or sales under our EP program. We recognize revenue when earned in accordance with Staff Accounting Bulletin, or SAB, No. 104, *Revenue Recognition*, and Emerging Issues Task Force, or EITF, 00-21, *Revenue Arrangements with Multiple Deliverables.* Revenue is recognized when persuasive evidence of an arrangement exists, product delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer.

We also recognize revenue from prepaid license and royalty fees. This revenue is deferred until product shipment or delivery in accordance with the terms of the agreement and license and royalty fees are earned in accordance with the terms of the respective agreements. In August 2002, we recorded approximately $6,300,000 of deferred revenue related to an OEM product development and distribution agreement with Boston Scientific Corporation, which we refer to as the 2002 OEM product development and distribution agreement. The deferred revenue is being recognized ratably over the term of the 2002 OEM product development and distribution agreement, as amended, which represents our best estimate of our period of significant continuing obligation to provide Boston Scientific Corporation exclusive distribution rights to newly developed technology. We amended the 2002 OEM product development and distribution agreement in January 2005 and extended the estimate of our period of significant continuing obligation by two years. Among other things, this amendment extends from December 31, 2004 to December 31, 2006 Boston Scientific Corporation's right to exercise its option to distribute certain products developed by us for monitoring patients under sedation in a range of medical specialities and also extends from December 31, 2012 to December 31, 2014 the term during which Boston Scientific's Corporation may serve as distributor of these products upon exercise of such option. As a result, we reduced the revenue that we recognized by approximately $124,000 in 2005. We will recognize approximately $492,000 of revenue on an annual basis over the remaining term of the 2002 OEM product development and distribution agreement. If our estimate of the period of significant continuing obligation is revised, this may have an impact on our revenue recognition of the deferred revenue related to this agreement with Boston Scientific Corporation.

In May 2005, we recorded $5,000,000 of deferred revenue pursuant to a Product Development and Distribution Agreement that we entered into with Boston Scientific Corporation, which we refer to as the 2005 product development and distribution agreement. Pursuant to this agreement, Boston Scientific Corporation will provide to us $25,000,000 to fund the development of brain monitoring technology designed to aid the diagnosis and treatment for depression and Alzheimer's disease. Under the terms of this agreement, we are entitled to receive development payments in five annual installments of $5,000,000, beginning on May 31, 2005. Revenue is recognized on all allowable product development activities as the services are performed and costs are incurred, and we are obligated to spend all of the funding in the research areas related to diagnosing and treating depression and Alzheimer's disease. The amount of revenue recognized under this agreement will fluctuate from quarter to quarter based on the level of allowable research and development expenses in any given quarter.

We follow Statement of Financial Accounting Standards, or SFAS, No. 13, *Accounting For Leases*, for our sales-type lease agreements. Under our sales-type leases, customers purchase BIS Sensors and the BIS monitor for the purchase price of the BIS Sensors plus an additional charge per BIS Sensor to pay for the purchase price of the BIS monitor and related financing costs over the term of the agreement. The minimum lease payment, consisting of the additional charge per BIS Sensor, less the unearned interest income, which is computed at the interest rate implicit in the lease, is recorded as the net investment in sales-type leases. We recognize Equipment revenue under sales-type lease agreements either at shipment or delivery in accordance

with the agreed upon contract terms with interest income recognized over the life of the sales-type lease. The cost of the BIS monitor acquired by the customer is recorded as costs of revenue in the same period. We review and assess the net realizability of our investment in sales-type leases at each reporting period. This review includes determining, on a customer specific basis, if a customer is significantly underperforming relative to the customer's cumulative level of committed BIS Sensor purchases as required by the sales-type lease agreement. If a customer is underperforming, we record an allowance for lease payments as a charge to revenue to reflect the lower estimate of the net realizable investment in sales-type lease balance.

We recognize revenue either at shipment or delivery in accordance with the agreed upon contract terms with distributors and original equipment manufacturers in accordance with SAB No. 104. Sales to distributors and original equipment manufacturers include a clause in the contracts that indicates that customer acceptance is limited to confirmation that our products function in accordance with our applicable product specifications in effect at the time of delivery. Formal acceptance by the distributor or original equipment manufacturer is not necessary to recognize revenue provided that we objectively demonstrate that the criteria specified in the acceptance provisions are satisfied. Each product is tested prior to shipment to ensure that it meets the applicable product specifications in effect at the time of delivery. Additionally, we have historically had a minimal number of defective products shipped to distributors and original equipment manufacturers, and any defective products are subject to repair or replacement under warranty as distributors and original equipment manufacturers do not have a right of return.

Accounts Receivable

We determine our allowance for doubtful accounts by making estimates and judgments based on our historical collections experience, current trends, historical write-offs of our receivables, credit policy and a percentage of our accounts receivable by aging category. We also review the credit quality of our customer base as well as changes in our credit policies. We continuously monitor collections and payments from our customers. While credit losses have historically been within our expectations and the provisions established, our credit loss rates in the future may not be consistent with our historical experience. To the extent we experience a deterioration in our historical collections experience or increased credit losses, bad debt expense would likely increase in future periods.

Inventories

We value inventory at the lower of cost or estimated market value, and determine cost on a first-in, first-out basis. We regularly review inventory quantities on hand and record a provision for excess or obsolete inventory primarily based on production history and on our estimated forecast of product demand. The medical device industry in which we market our products is characterized by rapid product development and technological advances that could result in obsolescence of inventory. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we would need to change our estimate of the provision required for excess or obsolete inventory. If revisions are deemed necessary, we would recognize the adjustments in the form of a charge to costs of revenue at the time of the determination. Therefore, although we continually update our forecasts of future product demand, any significant unanticipated declines in demand or technological developments, such as the introduction of new products by our competitors, could have a significant negative impact on the value of our inventory, results of operations and cash flows in future periods.

Warranty

Equipment that we sell generally is covered by a warranty period of one year. We accrue a warranty reserve for estimated costs to provide warranty services. Our estimate of costs to service our warranty obligations is based on our historical experience and expectation of future conditions. While our warranty costs have historically been within our expectations and the provisions established, to the extent we experience an increased number of warranty claims or increased costs associated with servicing those claims, our warranty expenses will increase, and we may experience decreased gross profit margin and cash flow.

Results of Operations

The following tables present, for the periods indicated, information expressed as a percentage of revenue and a summary of our total revenue. This information has been derived from our consolidated statements of operations included elsewhere in this Annual Report on Form 10-K. You should not draw any conclusions about our future results from the results of operations for any period.

	Year Ended December 31,		
	2005	2004	2003
Revenue	100%	100%	100%
Costs of revenue	25	23	25
Gross profit margin	75	77	75
Operating expenses:			
Research and development	13	14	17
Sales and marketing	40	48	57
General and administrative	13	16	18
Total operating expenses	66	78	92
Income (loss) from operations	9	(1)	(17)
Interest income, net	2	2	2
Net income (loss)	11%	1%	(15)%

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

	2005	2004	Percentage Increase (Decrease)
	(in thousands except unit amounts)		
Revenue — Worldwide			
BIS Sensors	$ 53,321	$ 39,585	35%
BIS monitor	12,446	9,551	30%
Original equipment manufacturer products	4,851	3,008	61%
Other equipment and accessories	2,853	2,758	3%
Total equipment	20,150	15,317	32%
Total product revenue	73,471	54,902	34%
Strategic alliance	3,524	662	432%
Total revenue	$ 76,995	$ 55,564	39%
Unit Analysis — Worldwide			
BIS Sensors	3,819,000	2,820,000	35%
BIS monitors	3,227	1,948	66%
Original equipment manufacturer products	4,847	2,239	116%
Installed base	32,253	24,133	34%

Revenue. The increase in revenue from the sale of BIS Sensors from 2004 to 2005 was primarily attributable to an increase of approximately 35% in the number of BIS Sensors sold as a result of growth in the installed base of BIS monitors and original equipment manufacturer products. During this period, the number of domestic sensors sold increased approximately 26% from approximately 2.2 million in 2004 to approximately 2.7 million in 2005, while the number of international sensors sold increased approximately 68% from approximately 633,000 in 2004 to approximately 1.1 million in 2005. The increase in the number of BIS

Sensors sold domestically was complemented by an increase in the average selling price of BIS Sensors of approximately 2% while the international average selling price of BIS Sensors decreased by approximately 1%. Our installed base of BIS monitors and original equipment manufacturer products increased approximately 34% to 32,253 units at December 31, 2005 compared with 24,133 units at December 31, 2004.

Equipment revenue in 2005 increased approximately 32% compared with 2004. The increase in revenue from the sale of Equipment from 2004 to 2005 was primarily the result of an increase of approximately 61% in original equipment manufacturer product revenue. The increase in original equipment manufacturer product revenue was the result of an increase of approximately 116% in the number of products shipped to original equipment manufacturers from 2,239 in 2004 compared with 4,847 original equipment manufacturer products shipped in 2005. The majority of this increase was a result of greater international sales as the number of products shipped internationally was approximately 4,091 in 2005 compared to approximately 1,801 products shipped internationally in 2004.

For the year ended December 31, 2005, we had total strategic alliance revenue of approximately $3.5 million compared with approximately $662,000 for the year ended December 31, 2004. The strategic alliance revenue is primarily attributable to the revenue we recognized from our agreements with Boston Scientific Corporation. For the year ended December 31, 2005, approximately $2.9 million of the $3.5 million total strategic alliance revenue recognized relates to the 2005 product development and distribution agreement with Boston Scientific Corporation for the funding of research and development work in the area of depression and Alzheimer's disease. Approximately $492,000 relates to the 2002 OEM product development and distribution agreement with Boston Scientific Corporation. The deferred revenue that was recorded from this agreement is being recognized ratably over the term of the 2002 OEM product development and distribution agreement, which represents our best estimate of the period of significant continuing obligation to provide Boston Scientific Corporation exclusive distribution rights to newly developed technology. On an annual basis, we will continue to recognize strategic alliance revenue of approximately $492,000 related to the 2002 OEM product development and distribution agreement, and we will recognize strategic alliance revenue related to the 2005 product development and distribution agreement as we incur research and development expenses that are allowable under the agreement.

Our gross profit margin was approximately 75% of revenue in 2005 compared with a gross profit margin of approximately 77% of revenue in 2004. The decrease in the gross profit margin in 2005 compared with 2004 was principally the result of three factors. First, we had an increase in both revenue and unit shipments of our original equipment manufacturer products which have lower margins than our BIS monitors. Additionally, there was a decline in the average selling price of both monitor and modules in 2005 compared with 2004. Finally, international revenue increased as a percentage of total revenue from approximately 21% in 2004 to approximately 24% in 2005. International revenue has a lower margin because we sell primarily through distributors in the international market while in the United States we sell through a direct sales force.

Expense Overview

	2005	2004	Percentage Increase (Decrease)
	(in thousands)		
Expenses			
Research and development	$10,464	$ 7,470	40%
Sales and marketing	$30,388	$26,776	13%
General and administrative	$10,291	$ 8,946	15%

Research and Development. The increase in research and development expenses in 2005 compared with 2004 was primarily attributable to an increase of approximately $1.5 million in compensation and benefits relating to an increase in headcount during the year. Of this amount, approximately $682,000 relates to an increase in salary expense and approximately $390,000 relates to an increase in bonus expense. Other increases during the year included an increase in consulting expense of approximately $714,000 related to work

performed for product development of our latest generation stand-alone monitor, the BIS VISTA, and also consulting work in our neuroscience area, an increase in clinical study expenses of approximately $495,000 related to our initiatives into the neuroscience area, particularly related to the commencement of the BRITE trial and an increase of approximately $198,000 in prototype expenses, which primarily relates to the BIS VISTA. We expect research and development expenses in 2006 to increase compared with 2005, primarily as a result of work to be performed in connection with the 2005 product development and distribution agreement with Boston Scientific Corporation.

Sales and Marketing. The increase in sales and marketing expenses in 2005 compared with 2004 was primarily attributable to an increase of approximately $1.5 million in operating expenses associated with our international subsidiaries. This $1.5 million increase was driven by an increase in compensation and benefits of approximately $833,000 and an increase in travel and entertainment expenses of approximately $230,000, in each case as a result of additional headcount. Increases in domestic sales and marketing expenses included an increase in compensation and benefits of approximately $949,000 and an increase in travel and entertainment expenses of approximately $324,000, in each case as a result of an increase in headcount. In addition, we incurred an increase of approximately $284,000 related to commissions paid to group purchasing organizations, approximately $253,000 in print collateral and advertising and approximately $220,000 in consulting expenses. We expect sales and marketing expenses in 2006 to increase compared with 2005.

General and Administrative. The increase in general and administrative expenses in 2005 compared with 2004 was attributable to an increase of approximately $548,000 in compensation and benefits as a result of additional headcount, an increase of approximately $324,000 in professional services, an increase of approximately $190,000 in bad debt expense and an increase of approximately $115,000 in charitable contributions. We expect general and administrative expenses in 2006 to increase compared with 2005.

Interest Income. Interest income increased to approximately $2.0 million in 2005 from approximately $1.0 in 2004. The increase in interest income from 2004 to 2005 was primarily attributable to higher cash and investment balances as a result of amounts received under the 2005 product development and distribution agreement with Boston Scientific Corporation and also cash received from the exercise of employee stock options. We expect interest income to increase in 2006 compared with 2005 due to the increase in our cash and investment balances.

Interest Expense. Interest expense decreased to approximately $52,000 in 2005 from approximately $106,000 in 2004, a decrease of approximately 51%. The decrease in interest expense in 2005 was a result of lower average outstanding debt obligations as we paid off all of our outstanding debt in the third quarter of 2005. We expect that there will be no interest expense recognized in 2006 as we do not intend to enter into any debt agreements in the foreseeable future.

Net Income (Loss). As a result of the factors discussed above, in 2005 we had net income of approximately $8.5 million compared with net income of approximately $303,000 in 2004. We did not record a provision for income taxes for the year ended December 31, 2005. We have substantial net operating loss carryforwards that have generated significant deferred tax assets. Although we were profitable for the year ended December 31, 2005, we will continue to maintain a full valuation allowance on our tax benefits until profitability has been sustained over an appropriate time period and in amounts that are sufficient to support a conclusion that it is more likely than not that some portion or all of the deferred tax assets will be realized.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

	2004	2003	Percentage Increase (Decrease)
	(in thousands except unit amounts)		
Revenue — Worldwide			
BIS Sensor	$ 39,585	$ 30,391	30%
BIS monitor	9,551	6,942	38%
Original equipment manufacturer products	3,008	3,229	(7)%
Other equipment and accessories	2,758	2,914	(5)%
Total Equipment	15,317	13,085	17%
Total product revenue	54,902	43,476	26%
Strategic alliance	662	615	1%
Total revenue	$ 55,564	$ 44,091	26%
Unit Analysis — Worldwide			
BIS Sensors	2,820,000	2,244,000	26%
BIS monitors	1,948	1,340	45%
Original equipment manufacturer products	2,239	2,259	(1)%
Installed base	24,133	19,517	24%

Revenue. The increase in revenue from the sale of BIS Sensors from 2003 to 2004 was primarily attributable to an increase of approximately 26% in the number of BIS Sensors sold as a result of growth in the installed base of BIS monitors and original equipment manufacturer products. The increase in the number of BIS Sensors sold was complemented by an increase in the average selling price of BIS Sensors of approximately 4%. Our installed base of BIS monitors and original equipment manufacturer products increased approximately 24% to 24,133 units at December 31, 2004 compared with 19,517 units at December 31, 2003.

The increase in revenue from the sale of Equipment from 2003 to 2004 was primarily the result of an increase of approximately 38% in BIS monitor revenue, which resulted from an increase in unit sales volume of approximately 45% as we shipped 1,948 BIS monitors in 2004 compared with 1,340 BIS monitors in 2003. The 45% increase in unit volume relates primarily to BIS monitor shipments to Japan. For the year ended December 31, 2004, we shipped 320 BIS monitors to Japan compared with no shipments in 2003. The shipments to our distributor in Japan during 2004 were in response to increased demand for our BIS technology as Nihon Kohden continues to await approval from the Japanese Ministry of Health, Labor and Welfare to market the BIS XP system in Japan. The increase in BIS monitor revenue was offset by a decrease of approximately 7% in original equipment manufacturer product revenue. The number of original equipment manufacturer products shipped to our original equipment manufacturers decreased slightly in 2004 compared with 2003. In 2004, the number of original equipment manufacturer products shipped to our original equipment manufacturers decreased approximately 1%, from 2,259 original equipment manufacturer products shipped in 2003 to 2,239 original equipment manufacturer products shipped in 2004.

Our gross profit margin was approximately 77% of revenue in 2004 compared with a gross profit margin of approximately 75% of revenue in 2003. The increase in the gross profit margin in 2004 compared with 2003 was primarily attributable to increased sales of our BIS Sensors as a percentage of total revenue. BIS Sensors have a higher gross profit margin than Equipment. BIS Sensors accounted for approximately 71% of our total revenue in 2004 compared with approximately 69% of our total revenue in 2003. The increased unit volume of BIS Sensors, combined with an increase in the BIS Sensor average unit selling price contributed to the increase in our gross profit margin in 2004 compared with 2003. The increase in the average unit selling price

of our BIS Sensors resulted primarily from increased sales of our BIS XP family of sensors as our BIS XP technology continues to represent a growing percentage of our installed base.

Expense Overview

	2004	2003	Percentage Increase (Decrease)
	(in thousands)		
Expenses			
Research and development	$ 7,470	$ 7,287	3%
Sales and marketing	$26,776	$25,321	6%
General and administrative	$ 8,946	$ 7,833	14%

Research and Development. The increase in research and development expenses in 2004 compared with 2003 was primarily attributable to an increase of approximately $280,000 in compensation and benefits relating to an increase in headcount during the year and an increase in patent related expenses of approximately $61,000 as we continue to strengthen our intellectual property rights with respect to certain products in the countries in which we distribute our products. These increases were partially offset by a decrease in consulting expenses of approximately $155,000 for various ongoing projects.

Sales and Marketing. The increase in sales and marketing expenses in 2004 compared with 2003 was primarily attributable to an increase of approximately $1.3 million in operating expenses associated with our international subsidiaries and an increase in sales commission expense of approximately $1.2 million. The $1.3 million increase in expenses associated with our international subsidiaries was driven by an increase of approximately $1.0 million in compensation and benefits as a result of increased headcount and an increase of approximately $156,000 in consulting expenses. The increases in sales and marketing expenses were partially offset by a decrease of approximately $273,000 in trade show expenses, a decrease in commissions paid to group purchasing organizations of approximately $216,000, a decrease in advertising expenses of approximately $199,000, a decrease of approximately $170,000 in travel and entertainment expenses and a decrease in market research and development expenses of approximately $79,000.

General and Administrative. The increase in general and administrative expenses in 2004 compared with 2003 was attributable to an increase of approximately $324,000 in compensation and benefits, an increase of approximately $389,000 in professional and consulting fees, primarily related to services in connection with Section 404 of the Sarbanes-Oxley Act of 2002 and an increase in our commercial insurance expenses of approximately $65,000.

Interest Income. Interest income increased to approximately $1.0 million in 2004 from approximately $924,000 in 2003, an increase of approximately 11%. The increase in interest income from 2003 to 2004 was primarily attributable to higher cash and investment balances throughout 2004 and a slight increase in interest rates.

Interest Expense. Interest expense decreased to approximately $106,000 in 2004 from approximately $199,000 in 2003, a decrease of approximately 47%. The decrease in interest expense in 2004 was a result of lower average outstanding debt obligations.

Net Income (Loss). As a result of the factors discussed above, in 2004 we had net income of approximately $303,000 compared with a net loss of approximately $6.5 million in 2003. We did not record a provision for income taxes for the year ended December 31, 2004 as we have significant deferred tax assets available to offset any income tax liabilities and expenses. At December 31, 2004, we had a full valuation allowance against these gross deferred tax assets as we have determined that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Quarterly Results of Operations

The following table sets forth unaudited selected operating results for each of the eight fiscal quarters in the two years ended December 31, 2005. We believe that the following selected quarterly information includes all adjustments (consisting only of normal, recurring adjustments) that we consider necessary to present this information fairly. This financial information should be read in conjunction with the financial statements and related notes included elsewhere in this Annual Report on Form 10-K. Our results of operations have fluctuated in the past and are likely to continue to fluctuate significantly from quarter to quarter in the future. Therefore, results of operations for any previous periods are not necessarily indicative of results of operations in the future.

	Quarter Ended							
	April 3, 2004	July 3, 2004	October 2, 2004	December 31, 2004	April 2, 2005	July 2, 2005	October 1, 2005	December 31, 2005
	(In thousands)							
Revenue	$12,797	$13,426	$13,625	$15,716	$17,084	$18,741	$19,593	$21,577
Gross profit margin	9,932	10,249	10,380	12,011	12,642	13,927	14,716	16,406
Operating expenses	10,908	10,818	10,118	11,349	11,875	12,716	12,578	13,974
Net (loss) income	(796)	(376)	520	955	1,130	1,615	2,639	3,091

Liquidity and Capital Resources

Our liquidity requirements have historically consisted of research and development expenses, sales and marketing expenses, capital expenditures, working capital and general corporate expenses. From our inception through December 31, 2005, we raised approximately $85.7 million from private equity financings, received approximately $3.4 million in equipment financing and received approximately $5.1 million of financing related to our investment in sales-type leases. In February 2000, we completed our initial public offering of an aggregate of 4,025,000 shares of common stock and received net proceeds of approximately $54.6 million. In May 2005, we received $5.0 million under the 2005 product development and distribution agreement that we entered into with Boston Scientific Corporation.

In May 2001, we entered into an agreement with Fleet National Bank (now Bank of America), for a $5.0 million revolving line of credit, which expires in May 2006. Subject to annual review by Bank of America, the revolving line of credit may be extended by Bank of America. The revolving line of credit contains restrictive covenants that require us to maintain liquidity and net worth ratios and is secured by certain investments, which are shown as restricted cash on our consolidated balance sheets. In connection with the extension of this revolving line of credit agreement in May 2004, we are now required to maintain restricted cash in an amount equal to 102% of the outstanding amounts under the revolving line of credit. Prior to the extension in May 2004, we were required to maintain restricted cash in an amount equal to 102% of the $5.0 million commitment. For the year ended December 31, 2005, we were in compliance with all covenants contained in the revolving line of credit agreement. Interest on any borrowings under the revolving line of credit is, at our election, either the prime rate or at LIBOR plus 2.25%. Up to $1.5 million of the $5.0 million revolving line of credit is available for standby letters of credit. At December 31, 2005, the interest rate on the line of credit was 7.25%; there was no amount outstanding under this line of credit and we had standby letters of credit outstanding in the amount of $80,000.

Agreements with Boston Scientific Corporation

In August 2002, we entered into a strategic alliance with Boston Scientific Corporation whereby we sold 1,428,572 shares of our common stock at a purchase price per share of $7.00 to Boston Scientific Corporation. Gross cash proceeds from this sale of common stock were approximately $10.0 million. Note 19 to our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K includes additional information relating to the strategic alliance with Boston Scientific Corporation.

In connection with our strategic alliance with Boston Scientific Corporation, we also entered into an agreement with Boston Scientific Corporation for a revolving line of credit under which we are entitled to

borrow up to $5.0 million. The revolving line of credit expires in August 2007 and may be extended at the discretion of Boston Scientific Corporation. Interest on any borrowings under this revolving line of credit is at a rate equal to the LIBOR rate at which Boston Scientific Corporation, under its own revolving credit facility, is entitled to borrow funds, plus any additional amounts payable thereon by Boston Scientific Corporation under such revolving credit facility, plus eighty basis points. Our revolving line of credit with Boston Scientific Corporation is secured by our inventory and certain of our accounts receivable and contains certain restrictive covenants covering the collateral. At December 31, 2005, there was no outstanding balance under this revolving line of credit and we were in compliance with all covenants contained in the revolving line of credit agreement.

In June 2004, we sold an additional 500,000 shares of our common stock at a purchase price of $16.21 per share to Boston Scientific Corporation. Gross cash proceeds from this sale of common stock were approximately $8.1 million.

On May 31, 2005, we received the first $5.0 million development payment from Boston Scientific Corporation pursuant to the 2005 product development and distribution agreement. Pursuant to this agreement, we are entitled to receive a total of $25.0 million from Boston Scientific Corporation in five annual installments of $5.0 million per year beginning in May 2005. The funds must be used to support the development of brain monitoring technology designed to aid the diagnosis and treatment for depression and Alzheimer's disease.

We expect to meet our near-term liquidity needs through the use of cash and short-term investments on hand at December 31, 2005 and cash generated from operations. We believe that the financial resources available to us, including our current working capital, our long-term investments and available revolving lines of credit will be sufficient to finance our planned operations and capital expenditures through at least the end of 2006. However, our future liquidity and capital requirements will depend upon numerous factors, including the resources required to further develop our marketing and sales organization domestically and internationally, to finance our research and development programs, to implement new marketing programs, to finance our sales-type lease program and to meet market demand for our products.

We expect to fund the growth of our business over the long term through cash flow from operations and through issuances of capital stock, promissory notes or other securities. Any sale of additional equity or debt securities may result in dilution to our stockholders, and we cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to us at all. If we are unable to obtain this additional financing, we may be required to delay, reduce the scope of, or eliminate one or more aspects of our business development activities, which could harm the growth of our business.

Working capital at December 31, 2005 was approximately $48.0 million compared with approximately $34.2 million at December 31, 2004. The increase in working capital from December 31, 2004 to December 31, 2005 was primarily attributable to an increase in our cash and short term investments of approximately $11.5 million.

Cash from Operations. We generated approximately $7.8 million of cash from operations in 2005. The positive cash from operating activities generated during this period was primarily driven by our net income of approximately $8.5 million and cash received under the 2005 product development and distribution agreement with Boston Scientific Corporation, which significantly increased deferred revenue. The increases in cash from operations were partially offset by an increase in accounts receivable of approximately $4.0 million related to our increased sales, and significant planned inventory purchases of approximately $1.2 million.

We generated approximately $2.1 million of cash from operations during the three years ended December 31, 2005, which was primarily driven by net income of approximately $2.3 million.

Cash from Investing Activities. We used approximately $14.6 million of cash in investing activities in 2005. The cash used for investing activities was the result of net purchases of investments of approximately $11.9 million in 2005 and the acquisition of property and equipment of approximately $2.6 million, primarily for the purchase of two automated sensor manufacturing lines.

We used approximately $19.2 million for investing activities during the three years ended December 31, 2005 primarily as a result of net purchases of investments of approximately $20.7 million and acquisition of property, plant and equipment of approximately $4.7 million, partially offset by a decrease in restricted cash of approximately $5.0 million.

Cash from Financing Activities. We generated approximately $12.4 million of cash from financing activities in 2005 primarily as a result of proceeds from the issuance of our common stock upon the exercise of stock options granted under our stock option plans offset by payments of principal on debt related to our investment in sales-type leases of approximately $497,000.

We generated approximately $26.0 million of cash from financing activities during the three years ended December 31, 2005. Cash generated by financing activities during this period was primarily the result of proceeds from the issuance of our common stock to Boston Scientific Corporation of approximately $8.1 million and proceeds from the issuance of our common stock upon the exercise of stock options granted under our stock option plans, offset by payments of principal on debt related to our investment in sales-type leases of approximately $2.2 million.

In July 1999, we entered into an agreement under which we can sell a portion of our existing and future investment in sales-type leases to Americorp Financial, Inc. Through 2004, we sold approximately $5.1 million of our investment in sales-type leases and, in accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — A replacement of FASB Statement No. 125*, the proceeds from these sales were classified as debt. In September 2005, we paid off the remaining debt obligation of approximately $251,000 to Americorp Financial, Inc.

We had capital expenditures of approximately $2.6 million for the year ended December 31, 2005, which related primarily to the purchase of components for two additional automated sensor manufacturing lines in order to meet our long-term projections for customer demand. We anticipate that the level of capital expenditures in 2006 will increase compared with the level of capital expenditures in 2005 as we expect to purchase additional components for these sensor manufacturing lines.

In February 2005, we entered into an agreement with the supplier of our electronic memory device used in the XP family of our disposable sensors to purchase a sufficient quantity of these electronic memory devices to maintain our inventory levels. This purchase totaled approximately $1.2 million and was completed in September 2005.

We have summarized below our contractual cash obligations as of December 31, 2005:

	Payments Due By Period				
Contractual Obligations	**Total**	**Less Than One Year**	**One to Three Years**	**Three to Five Years**	**After Five Years**
Operating leases	$20,949	$1,667	$3,371	$3,630	$12,281
Total contractual cash obligations	$20,949	$1,667	$3,371	$3,630	$12,281

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Income Taxes

We have net operating loss carryforwards for federal and state income tax purposes of approximately $105,841,000 and $45,040,000, respectively, and tax credits for federal and state income tax purposes of approximately $2,179,000 and $1,472,000, respectively. These tax attributes began expiring in 2002 and will continue to expire through 2025 if not utilized. Additionally, the net operating loss and tax credit carryforwards are subject to review by the Internal Revenue Service. Ownership changes, as defined under

Sections 382 and 383 in the Internal Revenue Code, may limit the amount of these tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the Company's value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. We have substantial net operating loss carryforwards that have generated significant deferred tax assets. Although we were profitable for the year ended December 31, 2005, we will continue to maintain a full valuation allowance on our tax benefits until profitability has been sustained over an appropriate time period and in amounts that are sufficient to support a conclusion that it is more likely than not that some portion or all of the deferred tax assets will be realized.

Effects of Inflation

We believe that inflation and changing prices over the past three years have not had a significant impact on our revenue or on our results of operations.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), *Share Based Payment*, or SFAS No. 123R, which is a revision of Statement No. 123, *Accounting for Stock-Based Compensation*, or SFAS 123. SFAS 123R supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends SFAS No. 95, *Statement of Cash Flows*. Under SFAS No. 123R, companies must calculate and record in the income statement the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments.

SFAS No. 123R provides two alternatives for adoption: (1) a "modified prospective" method in which compensation cost is recognized for all awards granted subsequent to the effective date of SFAS No. 123R as well as for the unvested portion of awards outstanding as of the effective date; or (2) a "modified retrospective" method which follows the approach in the "modified prospective" method, but also permits entities to restate prior periods to record compensation cost calculated under SFAS No. 123 for the pro forma disclosure. Since we currently account for stock options and restricted stock awards granted to employees and shares issued under our employee stock purchase plan in accordance with the intrinsic value method permitted under APB Opinion No. 25, no compensation expense generally is recognized. We expect that the adoption of SFAS No. 123R will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adopting SFAS No. 123R on periods after adoption cannot be accurately estimated at this time, as it will depend on the market value and the amount of share based awards granted in future periods. However, had we adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share included in Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. We adopted SFAS No. 123R in 2006 and selected the modified prospective method of application.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*. This statement replaces APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*. The statement applies to all voluntary changes in accounting for, and reporting of changes, in accounting principles. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is not practical to do so. APB Opinion No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after May 31, 2005. The adoption of SFAS No. 154 is not expected to have a any impact on our financial position or results of operations.

Item 7A. Qualitative and Quantitative Disclosures About Market Risk.

Interest Rate Exposure

Our investment portfolio consists primarily of high-grade commercial paper, high grade corporate bonds and debt obligations of various governmental agencies. We manage our investment portfolio in accordance with our investment policy. The primary objectives of our investment policy are to preserve principal, maintain a high degree of liquidity to meet operating needs, and obtain competitive returns subject to prevailing market conditions. Investments are made with an average maturity of 12 months or less and a maximum maturity of 24 months. These investments are subject to risk of default, changes in credit rating and changes in market value. These investments are also subject to interest rate risk and will decrease in value if market interest rates increase. Due to the conservative nature of our investments and relatively short effective maturities of the debt instruments, we believe interest rate risk is mitigated. Our investment policy specifies the credit quality standards for our investments and limits the amount of exposure from any single issue, issuer or type of investment.

Our investment in sales-type leases and line of credit agreements are also subject to market risk. The interest rates implicit in our sales-type leases are fixed and not subject to interest rate risk. The interest rates on our line of credit agreements are variable and subject to interest rate risk. The interest rate risk related to the lines of credit is mitigated primarily by the fact that the lines of credit, when drawn on, are generally outstanding for short periods of time in order to fund short-term cash requirements.

Foreign Currency Exposure

Most of our revenue, expenses and capital spending are transacted in U.S. dollars. The expenses and capital spending of our two international subsidiaries are transacted in the respective country's local currency and subject to foreign currency exchange rate risk. Our foreign currency transactions are translated into U.S. dollars at prevailing rates. Gains or losses resulting from foreign currency transactions are included in current period income or loss as incurred. Currently, all material transactions are denominated in U.S. dollars, and we have not entered into any material transactions that are denominated in foreign currencies.

Item 8. Financial Statements and Supplementary Data.

The information required by this item may be found on pages F-1 through F-28 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

1. Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2005. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our

disclosure controls and procedures as of December 31, 2005, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

No change in our internal controls over financial reporting occurred during the fiscal quarter ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

2. Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.*

Based on our assessment, management believes that, as of December 31, 2005, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accountants have issued an audit report on our assessment of the company's internal control over financial reporting. This report appears below.

(c) Attestation Report of the Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Aspect Medical Systems, Inc.

We have audited management's assessment, included in the accompanying Management's Report on the Effectiveness of Internal Control Over Financial Reporting, that Aspect Medical Systems, Inc. (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Aspect Medical Systems Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on

management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Aspect Medical Systems, Inc. maintained effective internal control over financial reporting as of December 31, 2005 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Aspect Medical Systems, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Aspect Medical Systems, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 and our report dated March 10, 2006 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
March 10, 2006

(c) *Changes in Internal Control over Financial Reporting.*

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) occurred during the fiscal quarter ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information with respect to directors and executive officers required under this item is incorporated by reference to the information set forth under the section entitled *"Election of Directors"* in our proxy statement for our 2006 Annual Meeting of Stockholders to be held on May 24, 2006. Information relating to certain filings of Forms 3, 4 and 5 is contained in our 2006 proxy statement under the section entitled *"Section 16(a) Beneficial Ownership Reporting Compliance"* and is incorporated herein by reference.

The information required under this item pursuant to Item 401(h) and 401(i) of Regulation S-K relating to an Audit Committee financial expert and identification of the Audit Committee of our Board of Directors is contained in our 2006 proxy statement under the caption *"Corporate Governance"* and is incorporated herein by reference.

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Business Conduct and Ethics is posted on our website. We intend to disclose any amendments to, or waivers from, our code of business conduct and ethics on our website which is located at www.aspectmedical.com.

Item 11. Executive Compensation.

The information required under this item is incorporated by reference to the sections entitled *"Information About Executive Compensation," "Compensation of Directors"* and *"Compensation Committee Interlocks and Insider Participation"* in our 2006 proxy statement.

The sections entitled *"Report of the Compensation Committee"* and *"Comparative Stock Performance Graph"* in our 2006 proxy statement are not incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required under this item is incorporated by reference to the section entitled *"Stock Ownership Information"* and *"Securities Authorized for Issuance Under Equity Compensation Plans"* in our 2006 proxy statement.

Item 13. Certain Relationships and Related Transactions.

The information required under this item is incorporated by reference to the section entitled *"Certain Relationships and Related Transactions"* in our 2006 proxy statement.

Item 14. Principal Accountant Fees and Services.

The information required under this item is incorporated by reference to the section entitled *"Independent Auditors Fees and Other Matters"* in our 2006 proxy statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Consolidated Financial Statements.

For a list of the consolidated financial information included herein, see Index to the Consolidated Financial Statements on page F-1 of this Annual Report on Form 10-K.

(b) List of Exhibits.

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Annual Report on Form 10-K.

(c) Financial Statement Schedules.

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the accompanying Consolidated Financial Statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2006

ASPECT MEDICAL SYSTEMS, INC.

By: /s/ MICHAEL FALVEY
Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ NASSIB G. CHAMOUN Nassib G. Chamoun	President, Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2006
/s/ J. BRECKENRIDGE EAGLE J. Breckenridge Eagle	Chairman of the Board of Directors	March 15, 2006
/s/ MICHAEL FALVEY Michael Falvey	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 15, 2006
/s/ BOUDEWIJN L.P.M. BOLLEN Boudewijn L.P.M. Bollen	President of International Operations and Director	March 15, 2006
/s/ DAVID W. FEIGAL, JR., M.D. David W. Feigal, Jr., M.D.	Director	March 15, 2006
/s/ EDWIN M. KANIA Edwin M. Kania	Director	March 15, 2006
/s/ JAMES J. MAHONEY, JR. James J. Mahoney, Jr.	Director	March 15, 2006
/s/ DONALD R. STANSKI, M.D. Donald R. Stanski, M.D.	Director	March 15, 2006

ASPECT MEDICAL SYSTEMS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Aspect Medical Systems, Inc.

We have audited the accompanying consolidated balance sheets of Aspect Medical Systems Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aspect Medical Systems, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Aspect Medical Systems, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2006 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
March 10, 2006

ASPECT MEDICAL SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2005	December 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 20,437	$ 14,761
Restricted cash	82	82
Short-term investments	23,254	17,452
Accounts receivable, net of allowances of $116 and $41 at December 31, 2005 and 2004, respectively	11,717	7,835
Current portion of investment in sales-type leases	1,623	1,698
Inventory, net	5,117	2,224
Other current assets	1,484	1,192
Total current assets	63,714	45,244
Property and equipment, net	3,727	2,662
Long-term investments	17,568	11,439
Long-term investment in sales-type leases	2,123	2,320
Long-term portion of notes receivable from related parties	—	25
Total assets	$ 87,132	$ 61,690
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ —	$ 311
Accounts payable	2,393	1,920
Accrued liabilities	10,196	7,832
Deferred revenue	3,137	957
Total current liabilities	15,726	11,020
Long-term portion of deferred revenue	3,983	4,898
Long-term debt	—	186
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $.01 par value; 5,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.01 par value; 60,000,000 shares authorized, 22,281,155 and 20,838,611 shares issued and outstanding at December 31, 2005 and 2004, respectively	222	208
Additional paid-in capital	159,281	145,429
Deferred compensation	(498)	—
Accumulated other comprehensive loss	(84)	(78)
Accumulated deficit	(91,498)	(99,973)
Total stockholders' equity	67,423	45,586
Total liabilities and stockholders' equity	$ 87,132	$ 61,690

The accompanying notes are an integral part of these consolidated financial statements.

ASPECT MEDICAL SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31, 2005	2004	2003
Product revenue	$73,474	$54,902	$43,476
Strategic alliance revenue	3,521	662	615
Total revenue	76,995	55,564	44,091
Costs of product revenue	19,303	12,992	10,898
Gross profit margin	57,692	42,572	33,193
Operating expenses:			
Research and development	10,464	7,470	7,287
Sales and marketing	30,388	26,776	25,321
General and administrative	10,291	8,946	7,833
Total operating expenses	51,143	43,192	40,441
Income (loss) from operations	6,549	(620)	(7,248)
Interest income	1,978	1,029	924
Interest expense	(52)	(106)	(199)
Net income (loss)	$ 8,475	$ 303	$(6,523)
Net income (loss) per share:			
Basic	$ 0.39	$ 0.02	$ (0.34)
Diluted	$ 0.35	$ 0.01	$ (0.34)
Weighted average shares used in computing net income (loss) per share:			
Basic	21,508	20,142	19,413
Diluted	23,921	22,286	19,413

The accompanying notes are an integral part of these consolidated financial statements.

ASPECT MEDICAL SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Comprehensive Income (Loss)	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Notes Receivable From Employees and Directors	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance, December 31, 2002		19,371	$194	$130,607	$(271)	$ —	$ 21	$ (93,753)	$ 36,798
Issuance of common stock upon exercise of common stock options	—	83	1	274	—	—	—	—	275
Issuance of common stock upon ESPP purchase	—	48	—	223	—	—	—	—	223
Payments on notes receivable from employees and directors	—	—	—	—	193	—	—	—	193
Deferred compensation related to stock options	—	—	—	27	—	(27)	—	—	—
Amortization of deferred compensation related to stock options	—	—	—	—	—	27	—	—	27
Comprehensive loss:									
Net loss	(6,523)	—	—	—	—	—	—	(6,523)	(6,523)
Other comprehensive loss — Unrealized loss on marketable securities	(25)	—	—	—	—	—	(25)	—	(25)
Comprehensive loss:	$ (6,548)	—	—	—	—	—	—	—	—
Balance, December 31, 2003		19,502	$195	$131,131	$ (78)	$ —	$ (4)	$(100,276)	$ 30,968
Issuance of common stock in connection with strategic alliance	—	500	5	8,100	—	—	—	—	8,105
Issuance of common stock upon exercise of common stock options	—	811	8	5,804	—	—	—	—	5,812
Issuance of common stock upon ESPP purchase	—	25	—	312	—	—	—	—	312
Issuance of common stock awards	—	1	—	16	—	—	—	—	16
Payments on notes receivable from employees and directors	—	—	—	—	78	—	—	—	78
Deferred compensation related to stock options	—	—	—	61	—	(61)	—	—	—
Amortization of deferred compensation related to stock options	—	—	—	5	—	61	—	—	66
Comprehensive income:									
Net income	303	—	—	—	—	—	—	303	303
Other comprehensive loss — Unrealized loss on marketable securities	(74)	—	—	—	—	—	(74)	—	(74)
Comprehensive income:	$ 229	—	—	—	—	—	—	—	—
Balance, December 31, 2004		20,839	$208	$145,429	$ —	$ —	$(78)	$ (99,973)	$ 45,586

ASPECT MEDICAL SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY — (Continued)
(in thousands)

	Comprehensive Income (Loss)	Common Stock		Additional Paid-In Capital	Notes Receivable From Employees and Directors	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
		Shares	Par Value						
Issuance of common stock upon exercise of common stock options	—	1,415	$ 14	$ 12,497	$—	$ —	$ —	$ —	$12,511
Issuance of common stock upon ESPP purchase	—	18	—	416	—	—	—	—	416
Issuance of common stock awards	—	1	—	50	—	—	—	—	50
Issuance of stock options to non-employees	—	—	—	225	—	—	—	—	225
Issuance of shares of common stock upon vesting of restricted stock	—	8	—	—	—	—	—	—	—
Deferred compensation related to the issuance of restricted stock	—	—	—	664	—	(664)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	166	—	—	166
Comprehensive income:									
Net income	8,475	—	—	—	—	—	—	8,475	8,475
Other comprehensive loss — Unrealized loss on marketable securities	(6)	—	—	—	—	—	(6)	—	(6)
Comprehensive income:	$8,469	—	—	—	—	—	—	—	—
Balance, December 31, 2005		22,281	$222	$159,281	$—	$(498)	$(84)	$(91,498)	$67,423

The accompanying notes are an integral part of these consolidated financial statements.

ASPECT MEDICAL SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2005	2004	2003
Cash flows from operating activities:			
Net income (loss)	$ 8,475	$ 303	$ (6,523)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:			
Depreciation and amortization	1,563	1,509	1,993
Provision for (credit to) doubtful accounts	131	(39)	(237)
Stock-based compensation expense	441	66	27
Changes in assets and liabilities —			
Increase in accounts receivable	(4,013)	(2,023)	(870)
(Increase) decrease in inventory	(2,893)	(709)	819
(Increase) decrease in other assets	(267)	(67)	89
Decrease (increase) in investment in sales-type leases	272	392	(268)
Increase (decrease) in accounts payable	472	731	(58)
Increase (decrease) in accrued liabilities	2,364	(39)	744
Increase (decrease) in deferred revenue	1,265	(654)	(898)
Net cash provided by (used for) operating activities	7,810	(530)	(5,182)
Cash flows from investing activities:			
Payments on loans to related parties	1	734	379
Acquisition of property and equipment	(2,628)	(1,175)	(868)
Decrease in restricted cash	—	5,018	—
Purchases of marketable securities	(55,181)	(40,056)	(17,346)
Proceeds from sales and maturities of marketable securities	43,244	24,810	23,825
Net cash (used for) provided by investing activities	(14,564)	(10,669)	5,990
Cash flows from financing activities:			
Proceeds from sale of investment in sales-type leases	—	—	266
Principal payments on debt related to investment in sales-type leases	(497)	(707)	(965)
Proceeds from issuance of common stock	12,927	14,245	499
Payments received on notes receivable from employees and directors	—	78	193
Net cash provided by (used for) financing activities	12,430	13,616	(7)
Net increase in cash and cash equivalents	5,676	2,417	801
Cash and cash equivalents, beginning of period	14,761	12,344	11,543
Cash and cash equivalents, end of period	$ 20,437	$ 14,761	$ 12,344
Supplemental disclosure of cash flow information:			
Interest paid	$ 52	$ 105	$ 192

The accompanying notes are an integral part of these consolidated financial statements.

ASPECT MEDICAL SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in thousands except per share amounts)

(1) Description of Operations

Aspect Medical Systems, Inc. and its subsidiaries (the "Company") develop, manufacture and market an anesthesia monitoring system called the BIS® system. The BIS system provides information that allows clinicians to better assess and manage a patient's level of consciousness in the operating room, intensive care and procedural sedation settings and administer the amount of anesthesia needed by each patient. The Company's BIS system incorporates the Company's proprietary disposable BIS Sensors and the Company's BIS monitor or original equipment manufacturers' products, including the BIS Module Kit and BISx. The BIS system is based on the Company's patented core technology, the BIS index.

The Company had net income of approximately $8,475,000 and $303,000 for the years ended December 31, 2005 and 2004 and incurred a net loss of approximately $6,523,000 for the year ended December 31, 2003. At December 31, 2005, the Company had an accumulated deficit of approximately $91,498,000. The principal risks that may affect the business, results of operations and financial condition of the Company include the Company's ability to effectively market and sell the Company's products, market acceptance of the Company's technology and products, new technologies and products developed by competitors, the Company's ability to raise sufficient capital to fund operations, limited sales and marketing experience, the ability to maintain relationships with new and existing customers, the reliance on a single product family, risks related to the Company's alliance with Boston Scientific Corporation, manufacturing risks, risks related to the Company's international operations, the dependence on single source or limited suppliers, technological risks and other risks.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies used by the Company in the preparation of its consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Foreign Currency

The functional currency of the Company's international subsidiaries is the U.S. dollar. Foreign currency transaction gains and losses are recorded in the consolidated statements of operations and have not been material.

Cash, Cash Equivalents and Marketable Securities

The Company invests its excess cash in money market accounts, certificates of deposit, high-grade commercial paper, high grade corporate bonds and debt obligations of various government agencies. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* In accordance with SFAS No. 115, the Company has classified all of its investments in marketable securities as available-for-sale at December 31, 2005 and 2004. The investments are reported at fair value, with any unrealized gains or losses excluded from earnings and reported as a separate component of stockholders' equity as accumulated other comprehensive loss. Investments that have contractual maturities of

more than twelve months are included in long-term investments in the accompanying consolidated balance sheets.

Revenue Recognition

The Company sells its BIS monitors primarily through a combination of a direct sales force and distributors. The Company sells its BIS Module Kits and BISx system to original equipment manufacturers who in turn sell them to the end-user. BIS Sensors are sold through a combination of a direct sales force, distributors and original equipment manufacturers. Direct product sales are structured as sales, sales-type lease arrangements or sales under the Company's Equipment Placement ("EP") program. Sales, sales-type lease agreements and sales under the EP program are subject to the Company's standard terms and conditions of sale and do not include any customer acceptance criteria, installation or other post shipment obligations (other than warranty) or any rights of return. The Company's BIS monitor is a standard product and does not require installation as it can be operated with the instructions included in the operator's manual.

The Company recognizes revenue when earned in accordance with Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition*, and Emerging Issues Task Force ("EITF") 00-21, *Revenue Arrangements with Multiple Deliverables*. Revenue is recognized when persuasive evidence of an arrangement exists, product delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer. The Company's revenue arrangements with multiple elements are divided into separate units of accounting if specified criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units.

The Company follows SFAS No. 13, *Accounting For Leases*, for its sales-type lease agreements. Under the Company's sales-type leases, customers purchase BIS Sensors and the BIS monitor for the purchase price of the BIS Sensors plus an additional charge per BIS Sensor to pay for the purchase price of the BIS monitor and related financing costs over the term of the agreement. In accordance with SFAS No. 13, the minimum lease payment, consisting of the additional charge per BIS Sensor, less the unearned interest income, which is computed at the interest rate implicit in the lease agreement, is recorded as the net investment in sales-type leases. The Company recognizes equipment revenue under sales-type lease agreements either at shipment or delivery in accordance with the agreed upon contract terms with interest income recognized over the life of the sales-type lease. The cost of the BIS monitor acquired by the customer is recorded as costs of revenue in the same period.

In addition, the Company reviews and assesses the net realizability of its investment in sales-type leases at each reporting period. This review includes determining, on a customer specific basis, if a customer is significantly underperforming relative to the customer's cumulative level of committed BIS Sensor purchases as required by the sales-type lease agreement. If a customer is underperforming, the Company records an allowance for lease payments as a charge to revenue to reflect the lower estimate of the net realizable investment in sales-type lease balance.

As of December 31, 2005, the Company does not consider any sales-type lease agreement, against which an allowance for lease payments has been established, an impaired asset.

Under the Company's EP program, the customer is granted the right to use the BIS monitors for a mutually agreed upon period of time. During this period, the customer purchases BIS Sensors at a price that includes a premium above the list price of the BIS Sensors to cover the rental of the equipment, but without any minimum purchase commitments. At the end of the agreed upon period, the customer has the option of

purchasing the BIS monitors, continuing to use them under the EP program or returning them to the Company. Under the EP program, no equipment revenue is recognized as the equipment remains the Company's property and title does not pass to the customer, and the criteria for sales-type leases under SFAS No. 13 are not met. The BIS monitors under the EP program are depreciated over two years and the depreciation is charged to costs of revenue. BIS Sensor revenue is recognized either at shipment or delivery of the BIS Sensors in accordance with the agreed upon contract terms.

The Company's obligations under warranty are limited to repair or replacement of any product that the Company reasonably determines to be covered by the warranty. The Company records an estimate for its total warranty obligation in accordance with SFAS No. 5, *Accounting for Contingencies.*

Research and Development Costs

The Company charges research and development costs to operations as incurred. Research and development costs include costs associated with new product development, product improvements and extensions, clinical studies and project consulting expenses.

Allowance for Doubtful Accounts

The Company makes estimates and judgments in determining its allowance for doubtful accounts based on the Company's historical collections experience, historical write-offs of its receivables, current trends, credit policy and a percentage of the Company's accounts receivable by aging category. The Company also reviews the credit quality of its customer base as well as changes in its credit policies. The Company continually monitors collections and payments from its customers and adjusts the allowance for doubtful accounts as needed.

Inventory

The Company values inventory at the lower of cost or estimated market value, and determines cost on a first-in, first-out basis. The Company regularly reviews inventory quantities on hand and records a provision for excess or obsolete inventory primarily based on production history and on its estimated forecast of product demand. The medical device industry in which the Company markets its products is characterized by rapid product development and technological advances that could result in obsolescence of inventory. Additionally, the Company's estimates of future product demand may prove to be inaccurate, in which case it would need to change its estimate of the provision required for excess and obsolete inventory. If revisions are deemed necessary, the Company would recognize the adjustments in the form of a charge to its costs of revenue at the time of the determination.

Warranty

Equipment that the Company sells is generally covered by a warranty period of one year. The Company accrues a warranty reserve for estimated costs to provide such warranty services. The Company's estimate of costs to service its warranty obligations is based on historical experience and an expectation of future conditions. Warranty expense for the years ended December 31, 2005, 2004 and 2003, and accrued warranty

(tabular amounts in thousands except per share amounts)

cost, included in accrued liabilities in the consolidated balance sheet at December 31, 2005 and 2004, was as follows:

Balance as of December 31, 2002	$ 368
Warranty expense	(150)
Deductions and other	(71)
Balance as of December 31, 2003	147
Warranty expense	87
Deductions and other	(97)
Balance as of December 31, 2004	137
Warranty expense	99
Deductions and other	(77)
Balance as of December 31, 2005	$ 159

Shipping and Handling Costs

Shipping and handling costs are included in costs of revenue. Shipping and handling costs for the years ended December 31, 2005, 2004 and 2003 were approximately $786,000, $527,000 and $400,000, respectively.

Advertising Costs

Advertising costs are expensed as incurred. These costs are included in sales and marketing expense in the consolidated statements of operations. Advertising costs for the years ended December 31, 2005, 2004 and 2003 were approximately $734,000, $231,000 and $360,000, respectively.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related property and equipment. The costs of improvements to our leased building are capitalized as leasehold improvements and amortized on the straight-line method over the shorter of the life of the lease or the useful life of the asset. Repair and maintenance expenditures are charged to expense as incurred. The Company does not develop software for internal use and the costs of software acquired for internal use are accounted for in accordance with the American Institute of Certified Public Accountant's Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.*

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences, utilizing currently enacted tax rates of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Deferred tax assets are recognized, net of any valuation allowance, for the estimated future tax effects of deductible temporary differences and tax operating loss and credit carryforwards.

(tabular amounts in thousands except per share amounts)

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk primarily consist of cash, cash equivalents, investments, accounts receivable and investment in sales-type lease receivables. The Company does not require collateral or other security to support financial instruments subject to credit risk. To minimize the financial statement risk with respect to accounts receivable and investment in sales-type lease receivables, the Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations. The Company maintains cash, cash equivalents and investments with various financial institutions. The Company performs periodic evaluations of the relative credit quality of investments and the Company's policy is designed to limit exposure to any one institution or type of investment. The primary objective of the Company's investment strategy is the safety of the principal invested. The Company does not maintain foreign exchange contracts or other off-balance sheet financial investments.

Single or Limited Source Suppliers

The Company currently obtains certain key components of its products from single or limited sources. The Company purchases components pursuant to purchase orders, and in select cases, long-term supply agreements and generally does not maintain large volumes of inventory. The Company has experienced shortages and delays in obtaining certain components of its products in the past. The Company may experience similar shortages and delays in the future. The disruption or termination of the supply of components or a significant increase in the costs of these components from these sources could have a material adverse effect on the Company's business, financial position and results of operations and cash flows. In February 2005, the Company entered into an agreement with the supplier of its electronic memory device used in the XP family of its disposable sensors to purchase a sufficient quantity of these electronic memory devices to maintain inventory levels. This purchase totaled approximately $1.2 million and was completed in September 2005.

Net Income (Loss) Per Share

In accordance with SFAS No. 128, *Earnings Per Share*, basic net income (loss) per share amounts for the three years ended December 31, 2005, 2004 and 2003 were computed by dividing the net income (loss) available to common stockholders by the weighted average number of common shares outstanding during those periods and diluted net income per share was computed using the weighted average number of common shares outstanding and other dilutive securities, including stock options and restricted stock, during those periods.

For the years ended December 31, 2005, 2004 and 2003 approximately 271,000, 596,000 and 4,474,000 common share equivalents, prior to the use of the treasury stock method, have been excluded from the computation of diluted weighted average shares outstanding as their effect would be antidilutive.

(tabular amounts in thousands except per share amounts)

Basic and diluted net income (loss) per share for the years ended December 31, 2005, 2004 and 2003 were determined as follows:

	2005	2004	2003
Basic:			
Net income (loss)	$ 8,475	$ 303	$(6,523)
Weighted average shares outstanding	21,508	20,142	19,413
Basic net income (loss) per share	$ 0.39	$ 0.02	$ (0.34)
Diluted:			
Net income (loss)	$ 8,475	$ 303	$(6,523)
Weighted average shares outstanding	21,508	20,142	19,413
Effect of dilutive options and restricted stock	2,413	2,144	—
Weighted average shares assuming dilution	23,921	22,286	19,413
Diluted net income (loss) per share	$ 0.35	$ 0.01	$ (0.34)

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Other than the Company's net income (loss), the only other element of comprehensive income (loss) impacting the Company is the unrealized gains (losses) on its investments for all periods presented.

Stock-Based Compensation

SFAS No. 123, *Accounting for Stock-Based Compensation*, requires the measurement of the fair value of stock options or warrants to be included in the statement of income or disclosed in the notes to financial statements. The Company accounts for stock-based compensation for employees using the intrinsic value method under APB Opinion No. 25 and has adopted the fair value disclosure-only alternative under SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* The Company has computed the weighted-average fair value of options granted in 2005, 2004 and 2003 using the Black-Scholes option-pricing model pursuant to SFAS No. 123. The following table shows the weighted average assumptions used in the applicable periods and the weighted average fair market value of the options granted in each period.

	Year Ended December 31,		
	2005	2004	2003
Risk-free interest rate	3.77%	3.23%	2.99%
Expected dividend yield	—	—	—
Expected life of options	5 years	5 years	5 years
Expected volatility	51%	55%	57%
Weighted average fair market value of options granted	$ 11.12	$ 7.90	$ 3.14

(tabular amounts in thousands except per share amounts)

If the Company had recognized compensation cost for these awards consistent with SFAS No. 123, the Company's net income (loss) and pro forma net income (loss) per common share would have been increased to the following pro forma amounts:

	Year Ended December 31,		
	2005	2004	2003
Net income (loss):			
Net income (loss) as reported	$ 8,475	$ 303	$ (6,523)
Add: Stock-based employee compensation expense included in reported net income (loss)	—	—	—
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards	(6,055)	(5,945)	(7,112)
Pro forma net income (loss)	$ 2,420	$(5,642)	$(13,635)
Net income (loss) per share:			
Basic:			
As reported	$ 0.39	$ 0.02	$ (0.34)
Pro forma	$ 0.11	$ (0.28)	$ (0.70)
Diluted:			
As reported	$ 0.35	$ 0.01	$ (0.34)
Pro forma	$ 0.10	$ (0.25)	$ (0.70)

Stock-based employee compensation expense in the table above has been recognized using the straight-line method.

Compensation expense for non-employee stock options was approximately $225,000, $66,000 and $26,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. Also, because options vest over several years and the Company expects to grant options in future years, the above pro forma results of applying the provisions of SFAS No. 123 are not necessarily representative of the pro forma results in future years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(tabular amounts in thousands except per share amounts)

Fair Value of Financial Instruments

The estimated fair market values of the Company's financial instruments, which include cash equivalents, investments, accounts receivable, investment in sales-type leases, accounts payable and long-term debt, approximate their carrying values.

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform with the current-year presentation.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board ("FASB"), issued Statement No. 123 (revised 2004), *Share Based Payment*, or SFAS No. 123R, which is a revision of Statement No. 123, *Accounting for Stock-Based Compensation*, or SFAS 123. SFAS 123R supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends SFAS No. 95, *Statement of Cash Flows*. Under SFAS No. 123R, companies must calculate and record in the statement of operations the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments.

SFAS No. 123R provides two alternatives for adoption: (1) a "modified prospective" method in which compensation cost is recognized for all awards granted subsequent to the effective date of SFAS No. 123R as well as for the unvested portion of awards outstanding as of the effective date; or (2) a "modified retrospective" method which follows the approach in the "modified prospective" method, but also permits entities to restate prior periods to record compensation cost calculated under SFAS No. 123 for the pro forma disclosure. Since the Company currently accounts for stock options granted to employees and shares issued under its employee stock purchase plan in accordance with the intrinsic value method permitted under APB Opinion No. 25, no compensation expense generally is recognized. The Company expects that the adoption of SFAS No. 123R will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. The impact of adopting SFAS No. 123R on periods after adoption cannot be accurately estimated at this time, as it will depend on the market value and the amount of share based awards granted in future periods. However, had the Company adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share included in Note 2 to the Company's consolidated financial statements. The Company adopted SFAS No. 123R in January 2006 and has selected the modified prospective method of application.

(3) Comprehensive Income (Loss)

The Company's total comprehensive income (loss) is as follows:

	Year Ended December 31,		
	2005	2004	2003
Net income (loss)	$8,475	$303	$(6,523)
Other comprehensive income (loss):			
Unrealized loss on marketable securities	(6)	(74)	(25)
Comprehensive income (loss)	$8,469	$229	$(6,548)

(tabular amounts in thousands except per share amounts)

(4) Cash, Cash Equivalents, Restricted Cash and Marketable Securities

Cash and cash equivalents consist of the following:

	December 31, 2005	December 31, 2004
Cash	$15,845	$13,009
Commercial paper	4,592	1,752
	$20,437	$14,761

At December 31, 2005, the Company maintained $82,000 of restricted cash as part of its revolving line of credit agreement with a commercial bank (see Note 18).

Available-for-sale marketable securities at December 31, 2005 and 2004 consist of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2005 —				
U.S. Government debt securities	$ 995	$—	$ (1)	$ 994
Corporate obligations	40,073	13	(258)	39,828
	$41,068	$13	$(259)	$40,822
December 31, 2004 —				
U.S. Government debt securities	$ 2,734	$ 6	$ (2)	$ 2,738
Corporate obligations	26,094	4	(443)	25,655
Commercial paper	495	3	—	498
	$29,323	$13	$(445)	$28,891

All available-for-sale marketable securities have contractual maturities of one to two years.

The aggregate fair value of investments with unrealized losses was approximately $33,542,000 and $24,413,000 at December 31, 2005 and 2004, respectively. All such investments have been in an unrealized loss position for less than a year and these losses are considered temporary.

The Company reviews investments in U.S. Government debt securities and corporate obligations for the other-than-temporary impairment whenever the fair value of an investment is less than amortized cost and evidence indicates that an investment's carrying amount is not recoverable within a reasonable period of time. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.

The cost of securities sold is determined based on the specific identification method for purposes of recording realized gains and losses. Gross realized gains and losses on the sales of investments have not been material.

(tabular amounts in thousands except per share amounts)

(5) Investment in Sales-Type Leases

The Company leases equipment to customers under sales-type leases. The components of the Company's net investment in sales-type leases are as follows:

	December 31,	
	2005	2004
Total minimum lease payments receivable	$5,275	$5,815
Less:		
Unearned interest income	752	842
Allowance for lease payments	777	955
Net investment in sales-type leases	3,746	4,018
Less — current portion	1,623	1,698
	$2,123	$2,320

Future minimum lease payments due under non-cancelable leases as of December 31, 2005 are as follows:

Year Ending December 31,	
2006	$1,869
2007	1,258
2008	761
2009	464
2010	146
	$4,498

(6) Inventory

Inventory consists of the following:

	December 31,	
	2005	2004
Raw materials	$2,939	$ 959
Work-in-progress	145	66
Finished goods	2,033	1,199
	$5,117	$2,224

For the years ended December 31, 2005, 2004 and 2003, approximately $132,000, $275,000 and $48,000, respectively, of raw material components of monitors were written down to zero cost and subsequently scrapped or used for repair and service.

(tabular amounts in thousands except per share amounts)

(7) Property and Equipment

Property and equipment consist of the following:

	Useful Life in Years	December 31, 2005	December 31, 2004
Construction in progress	—	$ 1,200	$ 545
Computer equipment	3	6,253	5,731
Demonstration, evaluation and rental equipment	2	73	60
Machinery and equipment	3 to 5	6,128	5,021
Furniture and fixtures	3	2,029	2,012
Leasehold improvements	Shorter of the lease or useful life of the asset	1,720	1,630
		17,403	14,999
Accumulated depreciation and amortization		(13,676)	(12,337)
		$ 3,727	$ 2,662

Depreciation expense was approximately $1,563,000, $1,509,000 and $1,993,000 for the periods ended December 31, 2005, 2004 and 2003, respectively.

(8) Income Taxes

The Company's effective income tax rate as of December 31, 2005 differed from the expected U.S. federal statutory income tax rate as set forth below:

	December 31, 2005	December 31, 2004
Expected federal tax expense	$ 2,882	$ 103
Permanent differences	150	124
Previously unbenefitted net operating losses	(3,032)	(227)
Income tax expense	$ —	$ —

Deferred income tax assets consist of the following:

	December 31, 2005	December 31, 2004
Net operating loss carryforwards	$ 38,215	$ 33,061
Tax credit carryforwards	3,151	3,431
Deferred revenue	2,773	2,280
Other	3,188	3,146
Gross deferred tax assets	47,327	41,918
Valuation allowance	(47,327)	(41,918)
Net deferred tax asset	$ —	$ —

The Company accounts for income taxes under the provision of SFAS No. 109, which requires recognition of future tax benefits (NOLs and other temporary differences), subject to a valuation allowance

(tabular amounts in thousands except per share amounts)

based on the "more-likely-than-not" standard of realizing such benefit. In determining whether it is "more-likely-than-not" that the Company will realize such benefits, SFAS No. 109 requires that all negative and positive evidence be considered in making the determination. SFAS No. 109 also indicates that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years." During 2005, the valuation allowance increased by $5,409,000.

As of December 31, 2004, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $105,680,000 and $44,880,000, respectively, and tax credits for federal and state income tax purposes of approximately $2,179,000 and $1,472,000, respectively. These tax attributes began expiring in 2002 and will continue to expire through 2025 if not utilized. Additionally, the net operating loss and tax credit carryforwards are subject to review by the Internal Revenue Service. Ownership changes, as defined under Sections 382 and 383 in the Internal Revenue Code, may limit the amount of these tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the Company's value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years.

As of December 31, 2005, the Company has deferred tax assets of approximately $13,407,000 that pertain to net operating loss carryforwards resulting from the exercise of employee stock options. If recognized, the tax benefit of these losses will be accounted for as a credit to stockholders' equity.

(9) Stockholders' Equity

Common Stock

At December 31, 2005, the Company has reserved approximately 5,604,000 shares of common stock for issuance under the Company's stock option plans and approximately 102,000 shares of common stock for issuance under the Company's 1999 Employee Stock Purchase Plan.

(10) Stock Option Plans

The Company's stock option plans provide for the grant, at the discretion of the Board of Directors, of options for the purchase of up to 10,710,000 shares of common stock to employees, directors, consultants and advisors. Option exercise prices are determined by the Board of Directors. Stock options and restricted common stock generally vest over two to four years and provide, in certain instances, for the acceleration of vesting upon a change of control of the Company. At December 31, 2005, approximately 1,635,000 shares of common stock were available for future grant under the Company's stock option plans.

(tabular amounts in thousands except per share amounts)

A summary of stock option activity is as follows:

	Number of Shares	Option Exercise Prices	Weighted Average Option Price per Share
Outstanding, December 31, 2002	4,099,112	$ 0.20-47.88	$ 10.23
Granted	740,725	3.62-10.12	5.25
Exercised	(83,560)	0.20-10.00	3.30
Canceled	(282,109)	2.51-47.88	11.81
Outstanding, December 31, 2003	4,474,168	0.20-47.88	9.43
Granted	1,040,750	12.50-23.62	15.71
Exercised	(810,201)	0.20-23.63	7.17
Canceled	(120,284)	2.51-45.83	11.42
Outstanding, December 31, 2004	4,584,433	0.20-47.88	11.20
Granted	917,700	20.61-34.90	23.64
Exercised	(1,414,950)	0.20-28.63	8.84
Canceled	(137,840)	0.20-46.44	13.54
Outstanding, December 31, 2005	3,949,343	$ 0.20-47.88	$ 14.86
Exercisable, December 31, 2005	2,507,237	$ 0.20-47.88	$ 13.05
Exercisable, December 31, 2004	3,071,455	$ 0.20-47.88	$ 11.15
Exercisable, December 31, 2003	2,973,255	$ 0.20-47.88	$ 10.20

A summary of outstanding and exercisable options as of December 31, 2005 is as follows:

	Outstanding			Exercisable	
Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 0.20 - $ 3.85	492,553	5.58	$ 3.27	342,475	$ 3.09
4.00 - 9.80	405,907	3.79	5.97	370,598	5.97
10.00 - 10.20	603,962	5.33	10.09	539,822	10.09
10.55 - 14.91	460,173	6.54	12.91	350,465	12.47
15.00 - 15.23	33,051	8.23	15.18	10,616	15.15
15.66 - 15.66	605,123	8.09	15.66	297,763	15.66
17.00 - 18.20	63,129	8.76	17.96	13,510	17.92
20.61 - 20.61	623,107	9.13	20.61	149,352	20.61
23.62 - 28.63	444,975	5.35	24.69	387,616	24.43
29.73 - 47.88	217,363	8.85	35.24	45,020	43.70
$ 0.20 - $47.88	3,949,343			2,507,237	

1991 Amended and Restated Stock Option Plan

The Company's 1991 Amended and Restated Stock Option Plan provides for the granting, at the discretion of the Board of Directors, of options for the purchase of up to 3,360,000 shares of common stock to

(tabular amounts in thousands except per share amounts)

employees, directors and advisors. Options granted under the 1991 Amended and Restated Stock Option Plan terminate ten years from the date of grant. Option exercise prices are determined by the Board of Directors.

1998 Stock Incentive Plan

At December 31, 2005, the 1998 Stock Incentive Plan ("the 1998 Incentive Plan"), provided for the granting, at the discretion of the Compensation Committee, of options for the purchase of up to 3,000,000 shares of common stock (subject to adjustment in the event of stock splits and other similar events) to employees, directors and advisors. Options granted under the 1998 Incentive Plan terminate ten years from the date of grant. Option exercise prices are determined by the Compensation Committee, but cannot be less than 100% of fair market value for incentive stock options.

Amended and Restated 1998 Director Equity Incentive Plan

In February 1998, the Company adopted the 1998 Director Stock Option Plan and, in April 2005 the Board of Directors approved the Amended and Restated 1998 Director Equity Incentive Plan (the "Director Plan"). Under the terms of the Director Plan, directors of the Company who are not employees of the Company are eligible to receive nonstatutory options to purchase common stock, restricted stock awards and other common stock-based awards. At December 31, 2005, a total of 350,000 shares of common stock were available for issue under the Director Plan. Options granted under the Director Plan terminate ten years from the date of grant. The Board of Directors administers the Director Plan, including the date on which awards will be issued, the type of award that will be issued and any vesting provisions for stock options and the terms under which restrictions on restricted stock awards will lapse. In certain circumstances, including a change of control (as defined in the Director Plan), the vesting of options and the restrictions applicable to restricted stock awards, will accelerate. No awards may be granted under the Director Plan after April 2015.

1999 Employee Stock Purchase Plan

The 1999 Employee Stock Purchase Plan (the "Purchase Plan") allows eligible employees the right to purchase shares of common stock at the lower of 85% of the closing price per share of common stock on the first or last day of an offering period. Each offering period is six months. An aggregate of 300,000 shares of common stock have been reserved for issuance pursuant to the Purchase Plan. As of December 31, 2005, 197,792 shares of the Company's common stock had been issued under the Purchase Plan.

In November 2005, the Company amended the Purchase Plan to allow eligible employees the right to purchase shares of common stock at the lower of 95% of the closing price per share of common stock on the first or last day of an offering period. This amendment is effective beginning with the first offering period in 2006.

2001 Stock Incentive Plan

At December 31, 2005, Company's 2001 Stock Incentive Plan (the "2001 Incentive Plan") provided for the granting, at the discretion of the Compensation Committee, of options for the purchase of up to 4,000,000 shares of common stock (subject to adjustment in the event of stock splits and other similar events) to employees, directors, consultants and advisors. Options granted under the 2001 Incentive Plan terminate ten years from the date of grant. Option exercise prices are determined by the Compensation Committee, but cannot be less than 100% of fair market value for incentive stock options.

(tabular amounts in thousands except per share amounts)

(11) Distribution and Licensing Agreements

The Company has entered into various distribution, licensing and royalty agreements relating to its products with distributors and original equipment manufacturers covering both the domestic and international markets. These agreements have original terms ranging from two to ten years. In connection with these agreements, approximately $6,917,000 and $5,650,000 of payments received were classified as deferred revenue as of December 31, 2005 and 2004, respectively. The deferred revenue includes prepaid license and royalty fees. The deferred revenue is recognized either at shipment or delivery in accordance with the agreed upon contract terms and as license and royalty fees are earned. License and royalty fees are related to future technological developments and will be recognized upon shipment or delivery of units incorporating the technology in accordance with the agreed upon contract terms. For the years ended December 31, 2005 and 2004, the Company had approximately $202,000 and $205,000, respectively, in deferred revenue related to revenue arrangements, which had been deferred until the revenue recognition criteria in SAB No. 104 and other authoritative accounting literature have been met.

(12) 401(k) Savings Plan

The Company has a 401(k) savings plan ("the Plan") in which substantially all domestic employees can participate. Employer contributions are at the discretion of the Board of Directors and vest ratably over five years. During 2005, the Company made the election to begin employer contributions to the 401(k) plan. The Company contributed approximately $263,000 to the Plan in 2005.

(13) Commitments and Contingencies

Leases

The Company leases approximately 61,000 square feet of research and development, sales and marketing, production and general and administrative space in Newton, Massachusetts under an operating lease that expires in December 2006. Effective February 1, 2004 the Company entered into an operating lease for the Company's international organization for approximately 2,765 square feet of office space in De Meern, The Netherlands. This lease expires in October 2008. Rent expense was approximately $1,011,000, $998,000 and $936,000 in 2005, 2004 and 2003, respectively. In February 2006, the Company entered into a lease agreement pursuant to which the Company has agreed to lease approximately 136,500 square feet of property in Norwood, Massachusetts. Since the leased premises are still under construction, the Company will access the leased premises in three separate phases. The term of the lease agreement will commence on the earlier of either (i) the date the phase I construction of the leased premises is substantially completed, (ii) the date the Company occupies the leased premises for the conduct of business or (iii) July 1, 2006 (the Commencement Date). The lease expires approximately 10 years from the Commencement Date and the Company has been granted the option to extend the term for three additional five-year periods. In connection with this lease, the Company provided a security deposit in the amount of $930,000 to the lessor in accordance with the terms of the lease agreement.

(tabular amounts in thousands except per share amounts)

Future gross minimum lease, commitments for all non-cancelable operating leases including the lease signed in February 2006, as of December 31, 2005 are as follows:

Year Ending December 31,	
2006	$ 1,667
2007	1,666
2008	1,705
2009	1,815
2010	1,815
Thereafter	12,281
Total minimum lease payments	$20,949

(14) Other Related Party Transactions

Through May 2002, the Company loaned, on a full recourse basis, an aggregate of $1,491,000 to certain officers, employees and a consultant of the Company. All loans are evidenced by promissory notes bearing interest with rates ranging from 5.00% to 8.00% per annum. The loans are payable over periods ranging from one to five years and in each case are secured by certain assets of the borrower, including shares of the Company's common stock owned by the borrower. At December 31, 2005 and 2004, the aggregate outstanding balance on these loans was approximately $25,000 and $47,000, respectively. The long-term portion of the loans is included in long-term notes receivable from related parties, and the short-term portion of approximately $25,000 and $22,000 at December 31, 2005 and 2004, respectively, is included in other current assets in the accompanying consolidated balance sheets.

Refer to Note 9 for a description of the Company's agreements with BSC, which are also related party transactions.

(15) Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,	
	2005	2004
Payroll and payroll-related	$ 7,672	$5,614
Professional services	346	281
Warranty	159	137
Accrued research and development expenses	500	133
Accrued sales and marketing expenses	190	165
Accrued general and administrative expenses	179	164
Deferred rent expense	75	128
Taxes payable	717	527
Unvouchered invoices	358	683
Total accrued liabilities	$10,196	$7,832

(tabular amounts in thousands except per share amounts)

(16) Segment Information and Enterprise Reporting

The Company operates in one reportable segment as it markets and sells one family of anesthesia monitoring systems. The Company does not disaggregate financial information by product or geographically, other than sales by region and sales by product, for management purposes. Substantially all of the Company's assets are located within the United States. All of the Company's products are manufactured in the United States.

Revenue by geographic destination and as a percentage of total revenue is as follows:

	Year Ended December 31,		
	2005	2004	2003
Geographic Area by Destination			
Domestic	$58,430	$43,638	$35,968
International	18,565	11,926	8,123
Total	$76,995	$55,564	$44,091

	Year Ended December 31,		
	2005	2004	2003
Geographic Area by Destination			
Domestic	76%	79%	82%
International	24	21	18
Total	100%	100%	100%

The Company did not have sales in any individual country, other than the United States, that accounted for more than 10% of the Company's total revenue for the years ended December 31, 2005, 2004 and 2003.

The Company's long-lived assets included the following:

	Year Ended December 31,		
	2005	2004	2003
Property, plant and equipment			
Domestic	$3,641	$2,546	$2,866
International	86	116	130
Total	$3,727	$2,662	$2,996

(tabular amounts in thousands except per share amounts)

(17) Valuation and Qualifying Accounts

The following tables set forth activity in the Company's valuation and qualifying accounts:

	Balance at Beginning of Period	Additions: Charges (Credits) to Expenses and Costs of Revenue	Additions: Charges (Credits) to Revenue	Deductions	Balance at End of Period
Allowance for Doubtful Accounts					
Year Ended —					
December 31, 2003	$ 408	$(237)	$ —	$ 21	$ 150
December 31, 2004	150	(39)	—	70	41
December 31, 2005	41	153	—	78	116
Reserve for Excess or Obsolete Inventory					
Year Ended —					
December 31, 2003	$ 186	$ 70	$ —	$ 48	$ 208
December 31, 2004	208	279	—	275	212
December 31, 2005	212	42	—	132	122
Allowance for Lease Payments					
Year Ended —					
December 31, 2003	$1,166	$ —	$ 186	$254	$1,098
December 31, 2004	1,098	—	(122)	(21)	955
December 31, 2005	955	—	(101)	(77)	777

(18) Loan Agreements

In May 2001, the Company entered into an agreement with a commercial bank for a revolving line of credit. The Company is entitled to borrow up to $5,000,000 under the revolving line of credit, which expires in May 2006 pursuant to an amendment to the line of credit entered into in May 2005, and, subject to annual review by the commercial bank, may be extended at the discretion of the commercial bank. Interest on any borrowings under the revolving line of credit is, at the election of the Company, either the prime rate or at LIBOR plus 2.25%. Up to $1,500,000 of the $5,000,000 revolving line of credit is available for standby letters of credit. At December 31, 2005, the Company had outstanding standby letters of credit with the commercial bank of approximately $80,000. At December 31, 2005, there was no amount outstanding under this revolving line of credit. At December 31, 2005, the interest rate on the revolving line of credit was 7.25%.

The revolving line of credit agreement contains restrictive covenants that require the Company to maintain liquidity and net worth ratios and is secured by certain investments of the Company, which are shown as restricted cash in the accompanying consolidated balance sheets. The Company is required to maintain restricted cash in an amount equal to 102% of the outstanding amounts under the revolving line of credit agreement. At December 31, 2005, the Company was in compliance with all covenants contained in the revolving line of credit agreement.

In August 2002, the Company entered into an agreement for a $5,000,000 revolving line of credit with BSC in connection with a strategic alliance (see Note 19).

(tabular amounts in thousands except per share amounts)

In July 1999, the Company entered into an agreement under which it can sell a portion of its existing and future investment in sales-type leases to a third-party finance company. In accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — A Replacement of FASB Statement No. 125*, the proceeds from these sales have been classified as debt in the accompanying consolidated balance sheets at December 31, 2005 and 2004. This debt bears interest at rates ranging from 10.25% to 12.50%. In September 2005, the Company paid off the remaining debt obligation of approximately $251,000 to Americorp Financial, Inc.

(19) Strategic Alliance with Boston Scientific Corporation

On August 7, 2002, the Company formed a strategic alliance with BSC. In connection with this strategic alliance, the Company sold 1,428,572 shares of the Company's common stock at a purchase price per share of $7.00 to BSC pursuant to a stock purchase agreement. Gross cash proceeds from this sale of common stock were $10,000,004. In addition, the Company granted BSC an option under the 2002 OEM product development and distribution agreement to distribute newly developed technology for monitoring patients under sedation in a range of less-invasive medical specialties. The Company allocated the fair market value between the common stock and the option to be the exclusive distributor. The excess of $4.41 per share paid by BSC over the closing price of the Company's common stock on August 7, 2002, or approximately $6,300,000 in total, was attributed to the value of the rights provided to BSC under the 2002 OEM product development and distribution agreement.

Approximately $4,425,000 of the aggregate purchase price is recorded as deferred revenue in the accompanying consolidated balance sheet at December 31, 2005, which represents the unamortized portion of the purchase price in excess of the closing price of the Company's common stock on August 7, 2002. The deferred revenue is being recognized ratably over the term of the 2002 OEM product development and distribution agreement, which represents the Company's best estimate of its period of significant continuing obligation to provide BSC exclusive distribution rights to newly developed technology. On January 31, 2005, the Company amended its 2002 OEM product development agreement with BSC to provide a two-year extension to the period during which BSC may exercise an option to distribute sedation management technology for interventional and specialty medical procedure suites. Among other things, the amendment extends from December 31, 2004 to December 31, 2006 BSC's right to exercise its option to distribute certain products developed by the Company for monitoring patients under sedation in a range of medical specialities and also extends from December 31, 2012 to December 31, 2014 the term during which BSC may serve as distributor of these products upon exercise of such option. This amendment extended the period over which the deferred revenue will be recognized and accordingly, reduced the revenue that the Company records on an annual basis by approximately $124,000. The Company will recognize approximately $123,000 of revenue on a quarterly basis over the remaining term of the 2002 OEM product development and distribution agreement. Approximately $492,000 was recognized as strategic alliance revenue for the year ended December 31, 2005 and approximately $615,000 was recognized as strategic alliance revenue for both 2004 and 2003. The term of the 2002 OEM product development and distribution agreement, as amended, continues until such time that BSC is no longer distributing the Company's products, but in no event will extend beyond December 31, 2014.

As part of the strategic alliance with BSC, the Company also entered into an agreement pursuant to which BSC has agreed to provide the Company a $5,000,000 revolving line of credit, which expires in August 2007 and may be extended at the discretion of BSC. Interest on any borrowings under this revolving line of credit is at a rate equal to the LIBOR rate at which BSC, under its own revolving credit facility, is entitled to borrow funds, plus any additional amounts payable thereon by BSC under such revolving credit facility, plus eighty basis points. The Company's revolving line of credit with BSC is secured by the Company's inventory and certain of the Company's accounts receivable and contains certain restrictive covenants covering the

(tabular amounts in thousands except per share amounts)

collateral. At December 31, 2005, there was no outstanding balance under this revolving line of credit, and the Company was in compliance with all covenants contained in the revolving line of credit agreement.

On April 7, 2004, the Company entered into an agreement with BSC to issue and sell 500,000 shares of the Company's common stock to BSC pursuant to a stock purchase agreement. The Company completed the sale on June 8, 2004. The purchase price per share was $16.21 and the aggregate gross proceeds from the transaction were $8,105,000. In connection with this sale of common stock, the Company has granted BSC the right to require the Company to register these shares for resale under the Securities Act of 1933.

On May 23, 2005, the Company entered into the 2005 product development and distribution agreement with BSC for the development of products that incorporate EEG analysis technology for the diagnosis of neurological, psychiatric or pain disorders or screening or monitoring patient response to treatment options for such disorders, which are referred to in the agreement as "BIS-Screen Products." In accordance with the 2005 product development and distribution agreement, BSC has agreed to provide $25,000,000 in development funding in five annual installments of $5,000,000. Up to $2,500,000 of the development payments may be accelerated for a subsequent payment year with the approval of BSC. In no event will BSC be obligated to make total payments that exceed $25,000,000. In exchange, the Company agreed to appoint BSC as its exclusive, worldwide distributor of any BIS-Screen Products in the Boston Scientific Field, as defined in the 2005 product development and distribution agreement. The Boston Scientific Field does not include the Company's products designed for the early detection, diagnosis and management of patients with dementia caused by a neurological condition such as Alzheimer's disease, or with cognitive impairment that is likely a precursor to Alzheimer's disease, which products are referred to in the 2005 product development and distribution agreement as the "Aspect Field." Additionally, the Company has the option to manufacture BIS-Screen products developed pursuant to the agreement for BSC, or any other distributor. The Company must exercise this option no later than six months prior to the reasonably estimated product completion date. In the event that the Company does not exercise this manufacturing option, BSC has the right to exercise the manufacturing option.

In accordance with the 2005 product development and distribution agreement, the Company is required to use at least 80% of the BSC development payments to fund its fully-burdened product development costs in any disease state in which the development of BIS-Screen Products has been approved by the joint steering committee for the alliance. Additionally, the Company may use up to 20% of the BSC development payments to fund its fully-burdened product development costs relating to the development of BIS-Screen Products in the Aspect Field or in any disease states in which the development of BIS-Screen Products have not been approved by the steering committee. In addition, BSC and the Company will share in any profits from the sale of BIS-Screen Products for a period of twelve years after first product launch. For the year ended December 31, 2005 , the Company recognized approximately $2,950,000 as revenue from the 2005 product development and distribution agreement. Approximately $2,050,000 of the $5,000,000 development payment is recorded as deferred revenue in the accompanying consolidated balance sheet at December 31, 2005. The deferred revenue is being recognized on all allowable research and development activities as the services are performed and costs are incurred.

(tabular amounts in thousands except per share amounts)

(20) Shareholder Rights Plan

On November 29, 2004, the Company adopted and Equiserve Trust Company entered into a Rights Agreement (the "Rights Agreement"). In connection with this Rights Agreement, also on November 29, 2004, the Company's Board of Directors declared a dividend of one right (a "Right") for each outstanding share of the Company's Common Stock to stockholders of record at the close of business on December 10, 2004. Pursuant to the Rights Agreement, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company's Series A Junior Participating Preferred Stock, $0.01 par value per share, at a purchase price of $150.00 per share in cash. The Rights are not exercisable until the Distribution Date (as defined in the Rights Agreement) and will expire upon the close of business on November 29, 2014 unless earlier redeemed or exchanged as defined in the Rights Agreement. In May 2005, the Company amended the Rights Agreement as it relates to BSC to provide that BSC may acquire beneficial ownership of, or commence a tender offer for, just under 29.5% (previously 27.5%) of Aspect's common stock without triggering the exercise of Rights under the Rights Agreement.

(tabular amounts in thousands except per share amounts)

(21) Summarized Quarterly Financial Data (Unaudited)

The tables that follow summarize unaudited quarterly financial data for the years ended December 31, 2005 and December 31, 2004:

	For the Quarter Ended			
	April 2, 2005	July 2, 2005	October 1, 2005	December 31, 2005
Revenue	$17,084	$18,741	$19,593	$21,577
Gross profit margin	$12,642	$13,927	$14,716	$16,406
Operating expenses	$11,875	$12,716	$12,578	$13,974
Net income	$ 1,130	$ 1,615	$ 2,639	$ 3,091
Net income per share				
Basic	$ 0.05	$ 0.08	$ 0.12	$ 0.14
Diluted	$ 0.05	$ 0.07	$ 0.11	$ 0.13

	For the Quarter Ended			
	April 3, 2004	July 3, 2004	October 2, 2004	December 31, 2004
Revenue	$12,797	$13,426	$13,625	$15,716
Gross profit margin	$ 9,932	$10,249	$10,380	$12,011
Operating expenses	$10,908	$10,818	$10,118	$11,349
Net (loss) income	$ (796)	$ (376)	$ 520	$ 955
Net (loss) income per share				
Basic	$ (0.04)	$ (0.02)	$ 0.03	$ 0.05
Diluted	$ (0.04)	$ (0.02)	$ 0.02	$ 0.04

EXHIBIT INDEX

Exhibit No.	Exhibit
3(i).1	Restated Certificate of Incorporation is incorporated herein by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (File No. 333-86295).
3(ii).1	Amended and Restated By-Laws are incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2001 (File No. 0-24663).
3.2	Certificate of Designations of Series A Junior Participating Preferred Stock is incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K as filed with the Commission on November 29, 2004 (File No. 333-86295).
4.1	Specimen common stock certificate is incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (File No. 333-86295).
4.2	See Exhibits 3(i).1 and 3(ii).1 for provisions of the Registrant's certificate of incorporation and by-laws defining the rights of holders of common stock.
4.3	Rights Agreement, dated as of November 29, 2004, between Aspect Medical Systems, Inc. and EquiServe Trust Company, N.A., which includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock is incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K as filed with the Commission on November 29, 2004 (File No. 333-86295).
10.1	1998 Director Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (File No. 333-86295).
10.2†	International Distribution Agreement, dated as of January 21, 1998, by and between the Registrant and Nihon Kohden Corporation is incorporated herein by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-1 (File No. 333-86295).
10.3†	International License Agreement, dated as of January 21, 1998, by and between the Registrant and Nihon Kohden Corporation is incorporated herein by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 (File No. 333-86295).
10.4	License Agreement, dated as of October 31, 1995, by and between the Registrant and Siemens Medical Systems, Inc. is incorporated herein by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form S-1 (File No. 333-86295).
10.5†	Product Agreement, dated May 5, 1999, by and between the Registrant and Drager Medizintechnik GmbH is incorporated herein by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form S-1 (File No. 333-86295).
10.6†	OEM Development and Purchase Agreement, dated August 6, 1999, by and between the Registrant and Philips Medizinsysteme Boeblingen GmbH (formerly Agilent Technologies, Inc.) is incorporated herein by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form S-1 (File No. 333-86295).
10.7†	Letter Agreement, dated August 27, 1999, by and between the Registrant and Philips Medizinsysteme Boeblingen GmbH (formerly Agilent Technologies, Inc.) is incorporated herein by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 (File No. 333-86295).
10.8†	Distribution and License Agreement, dated as of April 1, 1996, between SpaceLabs Medical, Inc. and the Registrant is incorporated herein by reference to Exhibit 10.9 to the Registrant's Registration Statement on Form S-1 (File No. 333-86295).
10.9	Form of Promissory Note made in favor of the Registrant by certain directors and executive officers, together with Form of Pledge Agreement, by and between the Registrant and certain directors and executive officers, together with a schedule of material terms are incorporated herein by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-1 (File No. 333-86295).

Exhibit No.	Exhibit
10.10	Fourth Amended and Restated Registration Rights Agreement, dated December 17, 1998, by and among the Registrant and the several purchasers named on the signature pages thereto is incorporated herein by reference to Exhibit 10.21 to the Registrant's Registration Statement on Form S-1 (File No. 333-86295).
10.11†	Supplier Agreement, dated August 13, 1999, between Novation, LLC and the Registrant is incorporated herein by reference to Exhibit 10.24 to the Registrant's Registration Statement on Form S-1 (File No. 333-86295).
10.12	Sublease Agreement, dated as of October 15, 1999, by and between Newton Technology Park LLC and the Registrant is incorporated herein by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 0-24663 Iomega).
10.13	Revolving Credit Facility, dated as of May 16, 2001, by and between the Registrant and Fleet National Bank, together with Promissory Note, dated May 16, 2001, by and between the Registrant and Fleet National Bank and Pledge Agreement, dated as of May 16, 2001, by and between the Registrant and Fleet National Bank is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2001 (File No. 0-24663).
10.14	First Amendment, dated December 21, 2001, to Loan Agreement, dated as of May 16, 2001, by and between the Registrant and Fleet National Bank is incorporated herein by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 0-24663).
10.15	Advisory Board Agreement, dated as of January 23, 2002, by and between Stephen E. Coit and the Registrant is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 30, 2002 (File No. 0-24663).
10.16	Stock Purchase Agreement, dated as of August 7, 2002, by and between the Registrant and Boston Scientific Corporation is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated August 8, 2002 (File No. 0-24663).
10.17	Registration Rights Agreement, dated as of August 7, 2002, by and between the Registrant and Boston Scientific Corporation is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated August 8, 2002 (File No. 0-24663).
10.18	Loan Agreement, dated August 7, 2002, by and between the Registrant and Boston Scientific Corporation, together with Security Agreement, dated August 7, 2002, by and between the Registrant and Boston Scientific Corporation and Promissory Note dated as of August 7, 2002, made by the Registrant in favor of Boston Scientific Corporation are incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated August 8, 2002 (File No. 0-24663).
10.19†	OEM Product Development Agreement, dated as of August 7, 2002, by and between the Registrant and Boston Scientific Corporation is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 28, 2002 (File No. 0-24663).
10.20	Third Amendment, dated March 21, 2003, to Loan Agreement, dated as of May 16, 2001, by and between the Registrant and Fleet National Bank is incorporated herein by reference to Exhibit 10.33 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 0-24663).
10.21†	OEM Development and Purchase Agreement, dated February 13, 2002, by and between the Registrant and Dixtal Biomedica Ind E Com Ltda. is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 29, 2003 (File No. 0-24663).
10.22	Special Bonus Program for Nassib G. Chamoun dated April 24, 2003 is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 29, 2003 (File No. 0-24663).

Exhibit No.	Exhibit
10.23†	OEM Development and Purchase Agreement, dated July 24, 2003, by and between the Registrant and Datascope Corp. is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 27, 2003 (File No. 0-24663).
10.24†	Addendum 1, Effective January 1, 2003, to the OEM Development and Purchase Agreement, dated August 6, 1999, by and between the Registrant and Philips Medizinsysteme Boeblingen GmbH (formerly Agilent Technologies, Inc.) is incorporated herein by reference to Exhibit 10.35 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 0-24663).
10.25†	BISx Development, Purchase and License Agreement dated January 28, 2004, by and between the Registrant and Draeger Medical Systems, Inc. is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended April 3, 2004 (File No. 0-24663).
10.26†	Addendum 2, effective January 1, 2004, to the OEM Development and Purchase Agreement, dated August 6, 1999, by and between the Registrant and Philips Medizinsysteme Boeblingen GmbH (formerly Agilent Technologies, Inc.) is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the period ended April 3, 2004 (File No. 0-24663).
10.27	Stock Purchase Agreement, dated as of April 7, 2004, by and between the Registrant and Boston Scientific Corporation is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated April 7, 2004 (File No. 0-24663) is incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the period ended April 3, 2004 (File No. 0-24663).
10.27	Fifth Amendment, dated May 14, 2004, to Loan Agreement, dated as of May 16, 2001, by and between the Registrant and Fleet National Bank, together with Deposit Pledge Agreement, dated May 14, 2004, by and between the Registrant and Fleet National Bank is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended July 3, 2004 (File No. 0-24663).
10.29†	Exclusive License Agreement, dated July 1, 2004, by and between the Registrant and The Regents of the University of California is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the period ended July 3, 2004 (File No. 0-4663).
10.30	Sixth Amendment, dated October 8, 2004, to Loan Agreement, dated May 16, 2001, by and between the Registrant and Fleet National Bank is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended October 2, 2004 (File No. 0-24663).
10.31†	Capital Equipment Supplier Agreement for Level of Consciousness between Novation, LLC and the Registrant dated January 27, 2005 is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended April 2, 2005 (File No. 0-24663).
10.32†	Product Development and Distribution Agreement between Boston Scientific Corporation and the Registrant dated May 23, 2005 is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended July 2, 2005 (File No. 0-24663).
10.33	Amendment No. 1 to OEM Product Development Agreement by and between the Registrant and Boston Scientific Corporation is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated February 4, 2005.
10.34	Form of Restricted Stock Agreement is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated March 30, 2005.
10.35	Amendment No. 1 to Rights Agreement by and between the Registrant and EquiServe Trust Company, N.A. is incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated May 23, 2005.
10.36	Amended and Restated 1998 Director Equity Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated June 1, 2005.

Exhibit No.	Exhibit
10.37	Nonstatutory Stock Option Agreement Granted Under 1998 Director Stock Option Plan is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated June 1, 2005.
10.38	Form of Restricted Stock Agreement Granted Under Amended and Restated 1998 Director Equity Incentive Plan is incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated June 1, 2005.
10.39	Amendment to 2001 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated June 1, 2005.
10.40†	Purchase Agreement by and between the Registrant and General Electric Company is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated November 10, 2005.
10.41†	BISx License, Development, and Supply Agreement by and between the Registrant and Spacelabs Medical, Inc. is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated November 10, 2005.
10.42	Net Lease by and between the Registrant and CFRI/CQ Norwood Upland, L.L.C. is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated February 9, 2006.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP.
31.1	Certification by Chief Executive Officer Pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification by Chief Financial Officer Pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.
32.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† Confidential treatment has been requested as to certain portions of this Exhibit. Such portions have been omitted and filed separately with the Securities and Exchange Commission.